
05009116

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME COL Capital Limited

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3654 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dw

DAT : 6/21/05

ANNUAL REPORT 2004



COL Capital Limited

(Incorporated in Bermuda with limited liabiltiy)


COL Capital Limited
中國網絡資本有限公司

STAR 星光電訊 TELECOM

innostream

NEC



1.3Mega
Pixel Camera
innostream



INNO A10

N840



innostream
PM 9:54
01/01 Sat



09:00

N728

INNO 36

PHONE



Contents

Board of Directors

Ms. Chong Sok Un	*(Chairman)*
Dato' Wong Peng Chong	*(Executive Director)*
Mr. Kong Muk Yin	*(Executive Director)*
Mr. Lo Wai On	*(Independent Non-executive Director)*
Mr. Lau Siu Ki, Kevin	*(Independent Non-executive Director)*
Mr. Yu Qi Hao	*(Independent Non-executive Director)*

Secretary

Ms. Fung Ching Man, Ada

Auditors

Deloitte Touche Tohmatsu
Certified Public Accountants

Registered Office

Canon's Court, 22 Victoria Street
Hamilton HM 12, Bermuda

Head Office and Principal Place of Business in Hong Kong

47/F., China Online Centre
333 Lockhart Road
Wanchai
Hong Kong

Website

http://www.colcapital.com.hk

Principal Bankers

Bank of China (Hong Kong) Limited
CITIC Ka Wah Bank Limited

ADR Depositary Bank

The Bank of New York
American Depositary Receipts
620 Avenue of the Americas, 6/F
New York, NY 10011
USA

Solicitors

P.C. Woo & Co.
Fred Kan & Co.
Richards Butler

Hong Kong Branch Share Registrars

Tengis Limited
G/F., Bank of East Asia
Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

Dear Shareholders,

On behalf of the Board of Directors of the Company (the "Board"), I have pleasure to report on the financial results, operations and other aspects of the Company and its subsidiaries (the "Group") for the year ended 31 December 2004.

FINANCIAL RESULTS

For the year ended 31 December 2004, the Group's turnover increased by 71.7% to HK$847,491,000 (2003: HK$493,533,000) and profit from operations increased by 26.3% to HK$203,931,000 (2003: HK$161,509,000). These substantial improvements were mainly attributed to the Group's profitable securities trading activities as well as its successful mobile handset distribution operation amid improved consumer market and stock markets.

Net profit for the year ended 31 December 2004 decreased by 30.4% to HK$203,274,000 (2003: HK$292,078,000) entirely due to the absence of any exceptional gains for the year under review. Exceptional gains on disposal of subsidiaries and on expiry of warrants totaling HK$131,478,000 were recorded in 2003. Owing to the Group's share repurchase program undertaken during the year (mentioned herein below under section "Financial Resources, Liquidity and Capital Structure"), earnings per share for the year 2004 declined in a lesser scale than that of the net profit when compared with 2003, with a decrease of 26.6% to HK$0.58 (2003: HK$0.79).

As at 31 December 2004, the Group's net asset value per share was HK$4.05 (2003: HK$2.97).

DIVIDENDS

An interim dividend of HK$0.01 per share was paid during the year 2004 (2003: HK$0.01). The Directors recommended the payment of a final dividend of HK$0.04 per share (2003: HK$0.04) amounting HK$12,070,000 to shareholders whose names appear on the Register of Members of the Company on 1 June 2005. Dividend warrants are expected to be dispatched on 30 June 2005.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 30 May 2005 to Wednesday, 1 June 2005, both days inclusive, during which no share transfer will be effected.

REVIEW OF OPERATIONS

After the approval by shareholders at the Company's Annual General Meeting on 3 June 2004 and the approvals by the respective companies registries in Bermuda and Hong Kong, the name of the Company was changed to "COL Capital Limited". The Directors are of the view that this new name will better reflect the principal activities of the Group. The Company is an investment holding company and through its subsidiaries, engages in the distribution of telecommunication and information technology products, securities trading and investments, provision of financial services, property investment and strategic investments.

During the year, the Group's mobile handset distribution business recorded a significant increase in turnover to HK$237,205,000 (2003: HK$98,775,000) and in profit to HK$21,791,000 (2003: HK$1,301,000). With the strengthening of the consumer market, the successful launch of Innostream branded mobile handsets since the last quarter of 2003 and the roll out of several well received models of NEC in third quarter of 2004, the Group's mobile handset distribution business in Hong Kong under Star Telecom Limited ("Star Telecom") achieved encouraging results. However, as anticipated in the 2004 Interim Report, Star Telecom met very keen competition from mobile handsets of other brands in terms of features and pricing and faced the adverse impact on sales from parallel imports. Nevertheless, the Innostream and NEC mobile handsets remain well received by the Hong Kong and Macau markets and continued to be among the top ten best selling brands.

In its activities on trading and investment in financial instruments, the Group recorded a turnover of HK$592,055,000 (2003: HK$387,899,000) and a profit of HK$191,026,000 (2003: HK$174,471,000) for the year ended 31 December 2004. Capitalizing on the rebound of the stock market, the Group disposed of 728,000,000 shares of Tian An China Investments Company Limited from its trading portfolio in February 2004, generating cash proceeds of HK$218,400,000 for the Group.

The money lending and provision of other financial services activities undertaken by the Group during 2004, recorded a turnover of HK$15,787,000 (2003: HK$2,476,000) and a profit of HK$15,747,000 (2003: HK$2,484,000).

In addition, for the year under review the Group's investment properties in Hong Kong and the People's Republic of China (the "PRC") contributed a turnover of HK$2,444,000 (2003: HK$3,349,000) and a profit of HK$781,000 (2003: Loss HK$505,000).

FINANCIAL RESOURCES, LIQUIDITY AND CAPITAL STRUCTURE

On 4 June 2004, the Company announced a conditional cash offer to repurchase up to 74,300,000 shares representing approximately 20.0% of the then total issued shares of the Company at HK$1.20 in cash per share (the "Share Repurchase Program"). Upon the closing of the Share Repurchase Program on 24 August 2004, tenders in respect of 69,713,206 shares were received from accepting shareholders representing about 18.8% of the then total issued shares of the Company resulting in the Company paying about HK$83.7 million to accepting shareholders and reduction of its share capital and share premium account by approximately HK$0.7 million and HK$83.0 million respectively. The consideration for the Share Repurchase Program was financed by the Group's internal resources and was fully settled on 2 September 2004. All in all, during 2004 in pursuance to the Share Repurchase Program the issued share capital and the number of issued shares of the Company decreased from HK$3.7 million and 371,468,753 shares to HK$3.0 million and 301,755,547 shares respectively.

As at 31 December 2004, the Group's non-current assets consisted mainly of investment properties of HK$45 million (31 December 2003: 32 million); property, plant and equipment of HK$6 million (31 December 2003: HK$12 million); and long term investments of HK$314 million (31 December 2003: HK$388 million). These non-current assets were principally financed by shareholders' funds. As at 31 December 2004, the Group had net current assets of HK$858 million (31 December 2003: HK$671 million).

During 2004, the Group had drawn down loans amounted to HK$272 million from a credit facility arranged on a long term basis and repayable in October 2005. These loans were subsequently fully repaid in July 2004. Save for the foregoing, the Group's other borrowings have been arranged on short term basis, repayable within 1 year and secured by certain investment properties, marketable securities and bank deposits. As at 31 December 2004, the Group maintained an insignificant gearing ratio (31 December 2003: Nil), calculated on the basis of the Group's net borrowing (after deducting cash and bank balances) over shareholders' funds.

During the year under review, the Group's assets, liabilities and transactions were mainly denominated in Hong Kong Dollars, Australian Dollars, U.S. Dollars and Malaysian Ringgit. Because of its short term nature, the Group had not actively hedged risks arising from Australian Dollars denominated assets and transactions. As the exchange rates of U.S. Dollars and Malaysian Ringgit were relatively stable during the year, the Group was not materially affected by these foreign exchange exposures.

CHARGE ON GROUP ASSETS

As at 31 December 2004, the Group's investment properties, marketable securities, bank balances and cash with respective carrying values of HK$15,000,000 (31 December 2003: HK$11,350,000), HK$631,924,000 (31 December 2003: HK$54,583,000) and HK$15,182,000 (31 December 2003: HK$26,988,000) were pledged to financial institutions to secure credit facilities granted to the Group.

EMPLOYEES

The Group had 47 employees as at 31 December 2004 (31 December 2003: 43). Employee's cost (excluding directors' remunerations) amounted to approximately HK$8,833,000 (2003: HK$10,457,000). The Group ensures that its employees are remunerated in line with market terms and individual performance and with the remuneration package and remuneration policies reviewed on a regular basis.

In addition to salaries and sales commission, discretionary bonuses may be rewarded to employees after assessment of the performance of the Group and the individual employee.

PROSPECTS

Since the last quarter of 2003, the economic sentiment and consumer confidence in Hong Kong has shown significant improvement. The Group is cautiously optimistic about the economic outlook and the business and investment opportunities in Hong Kong and the PRC if the improvement can be sustained in the year ahead. However, the Group is aware that the positive economic outlook may be affected by the uncertainties that currently exist due to the pressures resulting from the US trade and budget deficits, volatile oil prices, interest rate hikes and political tensions at the local and regional level.

Star Telecom anticipates that its sales performance will be adversely affected as the mobile handset market becomes even more competitive following the launch of the 3G services. It also expects that the ever increasing competition would lead to pressures on prices and profit margins. Nevertheless, riding on its successful distributorship of Innostream and NEC products, Star Telecom will endeavor to obtain distribution rights of 3G mobile handsets and seek market business partnership opportunities with 3G mobile handset manufacturers to capture a share of this growth market. Star Telecom will also continue to seek distribution rights of other mobile handsets and electronic consumer products with good potential to enhance its market position and pursue product diversification. Currently, Star Telecom is the sole distributor of Innostream products, and is an authorized distributor of NEC and Alcatel mobile handsets, in Hong Kong and Macau.

The Group remains committed to ongoing improvement in organizational structure, operating efficiency and cost effectiveness in its operations. Further, the Group will continue to seek attractive business and investment opportunities in the PRC, Hong Kong and the Asia Pacific region and in sectors such as distribution, retail, property investment or development, etc. to improve its profitability and enhance shareholders' value.

APPRECIATION

On behalf of the Board, I would like to take this opportunity to express our gratitude to our shareholders for their continued support, our customers and suppliers for their trust and confidence, and our management and staff for their hard work and dedication to the Group during the year.

Chong Sok Un
Chairman

Hong Kong, 15 April 2005

EXECUTIVE DIRECTORS

Ms. Chong Sok Un, aged 50, was appointed as executive director and chairman of the Company on 23 August 2002. She is an independent director of Fujian Minnan (Zhangzhou) Economy Development Co., Ltd., a public listed company in Shenzhen Stock Exchange, since September 2001. She had been a director and chief executive officer of Shenyin Wanguo (H.K.) Limited from 1992 to 2000. Ms. Chong holds a master degree in business administration.

Dato' Wong Peng Chong, aged 61, was appointed as executive director of the Company on 15 March 2002. Upon his graduation from the University of Malaya in 1967 with a Bachelor of Arts (Honours), he joined the Malaysian Foreign Service and served with several Malaysian diplomatic missions overseas in various capacities. Dato' Wong joined the private sector in 1985 and has served in various senior management positions in Hong Kong and Malaysia.

Mr. Kong Muk Yin, aged 39, was appointed as executive director of the Company on 13 May 2002. He was graduated from City University of Hong Kong with a bachelor's degree in business studies. He is a fellow member of The Association of Chartered Certified Accountants, a member of the Hong Kong Institute of Certified Public Accountants and a Chartered Financial Analyst.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Lo Wai On, aged 43, was appointed as non-executive director of the Company on 15 March 2002 and then changed his office held to independent non-executive director on 29 October 2002. He is a fellow member of The Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants and has been practicing under the name of his own firm, W.O. Lo & Co., Certified Public Accountants (Practising) since 1986. He has broad experience in providing tax consulting and auditing services to companies including listed companies in Hong Kong.

Mr. Lau Siu Ki, Kevin, aged 46, was appointed as independent non-executive director of the Company on 3 June 2004. He has over 20 years of experience in corporate finance, financial advisory and management, accounting and auditing. He is currently working as a consultant in the financial advisory field. Prior to that, Mr. Lau had worked in an international accounting firm for over 15 years. He is a fellow member of both the Association of Chartered Certified Accountants ("ACCA") as well as the Hong Kong Institute of Certified Public Accountants. He is also a member of the Council of ACCA. He has served as a member of the Committee of the Hong Kong branch of ACCA since 1995 and was the Chairman of ACCA Hong Kong for the year 2000/2001. Mr. Lau also serves on the boards of various other listed companies in Hong Kong as independent non-executive director.

Mr. Yu Qi Hao, aged 58, was appointed as independent non-executive director of the Company on 10 November 2004. He is a certified public accountant, PRC. Mr. Yu was graduated from Shanghai University of Finance and Economics. He is an independent advisor of Deloitte Touche Tohmatsu CPA Ltd. in Shanghai. From 1981 to 1991, he worked as a certified public accountant in an accounting firm in Shanghai. From 1992 to 1998, he acted as assistant president of Shanghai Industrial Investment (Holdings) Company Limited, Hong Kong.

SENIOR MANAGEMENT

Mr. Chan Yau Shing, aged 40, was appointed as general manager of Star Telecom Limited ("Star Telecom"), a wholly-owned subsidiary of the Company, in March 2003. Prior to assuming his present position, Mr. Chan was the Senior Manager of Star Telecom. Graduated from the Macquarie University, Australia with a master degree in Marketing Management, Mr. Chan has over 15 years of working experience in product & market development, sales management and business planning profession. Mr. Chan has substantial experience in telecommunication and hi-tech fields. He also held various key positions in several reputable companies, like Chevalier (Paging Services) Limited and China Resources Peoples Telephone Company Limited.

Ms. Fung Ching Man, Ada, aged 38, is the company secretary of the Company. She is an associate member of The Institute of Chartered Secretaries and Administrators and has over 10 years of working experience in the company secretarial profession.

The directors of the Company (the "Director(s)") present their annual report and the audited financial statements for the year ended 31 December 2004.

PRINCIPAL ACTIVITIES

The Company is an investment holding company. The activities of its principal subsidiaries are set out in note 34 to the financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31 December 2004 are set out in the consolidated income statement on page 16.

An interim dividend of HK$0.01 per share amounting to HK$3,017,000 was paid to the shareholders of the Company (the "Shareholders") during the year. The Directors recommended the payment of a final dividend of HK$0.04 per share to the Shareholders whose names appear on the Register of Members of the Company on 1 June 2005, amounting to HK$12,070,000.

SHARE CAPITAL

Details of movements in the share capital of the Company during the year are set out in note 24 to the financial statements.

RESERVES

Movements in the reserves of the Group and the Company during the year are set out in the consolidated statement of changes in equity on page 19 and note 25 to the financial statements, respectively.

INVESTMENT PROPERTIES, AND PROPERTY, PLANT AND EQUIPMENT

The Group's investment properties were revalued at 31 December 2004 and the resulting revaluation increase of HK$5,540,000 has been credited to the consolidated income statement.

The Group's leasehold land and buildings were revalued at 31 December 2004 and the resulting revaluation increase has been credited to the consolidated income statement and asset revaluation reserve of HK$1,704,000 and HK$608,000 respectively.

Details of these and other movements in the investment properties, and property, plant and equipment of the Group during the year are set out in notes 15 and 16 to the financial statements, respectively.

DIRECTORS AND SERVICE CONTRACTS

The Directors during the year and up to the date of this report were:

Executive Directors:

Ms. Chong Sok Un *(Chairman)*
Dato' Wong Peng Chong
Mr. Kong Muk Yin

Independent Non-executive Directors:

Mr. Lo Wai On	
Mr. Lau Siu Ki, Kevin	(appointed on 3 June 2004)
Mr. Yu Qi Hao	(appointed on 10 November 2004)
Mr. Cheng Mo Chi, Moses	(retired on 3 June 2004)

In accordance with clauses 99, 102 and 182 (vi) of the Company's bye-laws, Messrs. Lau Siu Ki, Kevin and Yu Qi Hao will retire and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

None of the Directors has a service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS

Other than as disclosed in note 33 to the financial statements, no contract of significance to which the Company or any of its subsidiaries was a party and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

INTERESTS OF DIRECTORS AND CHIEF EXECUTIVES

As at 31 December 2004, the interests and short positions of the Directors and the chief executives of the Company and their associates in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance, Hong Kong (the "SFO")), as recorded in the register maintained by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") were as follows:

Long position in the shares of the Company

	Number of ordinary shares of HK$0.01 each					Percentage of issued ordinary shares
Name of Director	Personal interests	Family interests	Corporate interests	Other interests	Total	
Ms. Chong Sok Un ("Ms. Chong")	–	–	106,512,400 (Note)	–	106,512,400	35.30%

Note: Vigor Online Offshore Limited ("Vigor Online"), a 67.7% owned subsidiary of China Spirit Limited ("China Spirit"), and Bilistyle Investments Limited ("Bilistyle") held 105,248,000 and 1,264,400 ordinary shares of the Company respectively. Ms. Chong maintains 100% beneficial interests in both China Spirit and Bilistyle. Accordingly, Ms. Chong is deemed to have corporate interests in 106,512,400 ordinary shares of the Company.

Save as disclosed above, as at 31 December 2004, none of the Directors, the chief executives of the Company nor their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register maintained by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

At no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares, underlying shares, or debentures of, the Company or any other body corporate.

INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at 31 December 2004, the following parties had interests or short positions in the shares and underlying shares of the Company as recorded in the register maintained by the Company pursuant to Section 336 of the SFO:

Long position in the shares of the Company

Name	Capacity	Number of shares held	Percentage held
Ms. Chong	Held by controlled corporation (Notes 1 & 2)	106,512,400	35.30%
China Spirit	Held by controlled corporation (Note 2)	105,248,000	34.88%
Vigor Online	Beneficial owner	105,248,000	34.88%

Notes:

1. Bilistyle held 1,264,400 ordinary shares of the Company and Ms. Chong maintains 100% beneficial interest in Bilistyle. Accordingly, Ms. Chong is deemed to be interested in 1,264,400 ordinary shares of the Company under the SFO.

2. Vigor Online is a 67.7% owned subsidiary of China Spirit in which Ms. Chong maintains 100% beneficial interest. Accordingly, China Spirit and Ms. Chong are deemed to be interested in 105,248,000 ordinary shares of the Company under the SFO.

Save as disclosed above, as at 31 December 2004, there were no other parties who had interests or short positions in the shares or underlying shares of the Company as recorded in the register maintained by the Company pursuant to Section 336 of the SFO.

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate sales attributable to the Group's five largest trade customers were less than 30% of total sales and the aggregate purchases attributable to the Group's five largest trade suppliers were less than 30% of total purchases.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

In August 2004, the Company repurchased a total of 69,713,206 shares at a price of HK$1.20 per share in cash pursuant to a voluntary conditional cash offer (the "Offer") made by Sun Hung Kai International Limited on behalf of the Company. The total consideration paid by the Company under the Offer was HK$83.66 million.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's bye-laws or the laws of Bermuda, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

CORPORATE GOVERNANCE

The Board of Directors

The full Board met 6 times in 2004. Directors' attendance was as follows:

Name of Directors	No. of Board Meetings Attended
Ms. Chong Sok Un	2
Dato' Wong Peng Chong	6
Mr. Kong Muk Yin	6
Mr. Lo Wai On	6
Mr. Lau Siu Ki, Kevin	4
Mr. Yu Qi Hao	1
Mr. Cheng Mo Chi, Moses	1

Executive Committee

The Company established an executive committee since 23 May 1998 pursuant to clauses 124 to 127 of the Company's bye-laws for the purposes of approving and monitoring the daily operations of the Group. 15 meetings of the executive committee were held in 2004.

Investment Committee

The Company established an investment committee on 2 February 2000 for the purposes of approving and monitoring the Group's investment portfolio and projects. The investment committee met 8 times during the year.

Audit Committee

The Company established an audit committee on 29 January 1999 with reference to "A Guide for the Formation of an Audit Committee" issued by the Hong Kong Institute of Certified Public Accountants and in accordance with paragraph 14 of the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). As at the date of this report, the audit committee members comprise of three Independent Non-executive Directors. The audit committee met 3 times during the year.

Code of Best Practice

The Company has complied throughout the year ended 31 December 2004 with the Code of Best Practice, except that the Independent Non-executive Directors are not appointed for specific terms but are subject to retirement by rotation in accordance with the Company's bye-laws.

Annual Confirmation from Independent Non-executive Directors

The Company has received from each of the Independent Non-executive Directors an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all of the Independent Non-executive Directors are independent.

PUBLIC FLOAT

The Company has maintained a sufficient public float throughout the year ended 31 December 2004.

AUDITORS

A resolution will be submitted to the forthcoming annual general meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board

Chong Sok Un
Chairman

Hong Kong, 15 April 2005



德勤 • 關黃陳方會計師行
香港中環干諾道中111號
永安中心26樓

電話：+ 852 2852 1600
傳真：+ 852 2541 1911
電子郵件：mail@deloitte.com.hk
www.deloitte.com/cn

Deloitte Touche Tohmatsu
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

Tel: + 852 2852 1600
Fax: + 852 2541 1911
Email: mail@deloitte.com.hk
www.deloitte.com/cn

TO THE SHAREHOLDERS OF COL CAPITAL LIMITED
(FORMERLY KNOWN AS CHINA ONLINE (BERMUDA) LIMITED)
(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 16 to 61 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 15 April 2005

Consolidated Income Statement

For the year ended 31 December 2004

	NOTES	2004 HK$'000	2003 HK$'000 (restated)
Turnover	4	847,491	493,533
Cost of sales		(670,343)	(429,109)
Gross profit		177,148	64,424
Net gain on investments	6	59,019	121,362
Other operating income	7	20,402	14,416
Distribution costs		(11,702)	(6,621)
Administrative expenses		(40,389)	(28,138)
Other operating expenses		(547)	(3,934)
Profit from operations	8	203,931	161,509
Finance costs	9	(530)	(545)
Gain on expiry of warrants	24(e)	–	90,369
Gain on disposal of subsidiaries	11	–	41,109
Share of result of a jointly controlled entity		–	(28)
Profit before taxation		203,401	292,414
Tax charge	12	(127)	(336)
Profit for the year		203,274	292,078
Dividends	13		
– Interim dividend paid		3,017	3,715
– Final dividend proposed		12,070	14,859
Earnings per share	14		
– Basic and diluted		HK$0.58	HK$0.79

At 31 December 2004

	NOTES	2004 HK$'000	2003 HK$'000
Non-current assets			
Investment properties	15	44,640	31,550
Property, plant and equipment	16	6,426	12,333
Investments in securities	18	313,919	388,115
Other non-current assets		528	528
		365,513	432,526
Current assets			
Inventories	19	9,626	5,139
Investments in securities	18	709,854	457,441
Debtors, deposits and prepayments	20	28,405	40,935
Loan receivables	21	103,018	25,827
Pledged bank deposits	30	15,182	26,988
Bank balances and cash		32,265	134,600
		898,350	690,930
Current liabilities			
Creditors and accrued charges	22	32,383	8,390
Customers' deposits and receipts in advance		3,513	7,229
Taxation payable		4,315	4,300
		40,211	19,919
Net current assets		858,139	671,011
Net assets		1,223,652	1,103,537
Capital and reserves			
Share capital	24	3,018	3,715
Reserves		1,220,634	1,099,822
Total capital and reserves		1,223,652	1,103,537

The financial statements on pages 16 to 61 were approved and authorised for issue by the Board of Directors on 15 April 2005 and are signed on its behalf by:

Ms. Chong Sok Un
Director

Dato' Wong Peng Chong
Director

Balance Sheet

At 31 December 2004

	NOTES	2004 HK$'000	2003 HK$'000
Non-current assets			
Interests in subsidiaries	17	2,189,835	2,097,037
Current assets			
Deposits and prepayments		341	267
Bank balances and cash		8,717	120,952
		9,058	121,219
Current liabilities			
Accrued charges		1,276	1,082
Net current assets		7,782	120,137
Total assets less current liabilities		2,197,617	2,217,174
Non-current liabilities			
Amounts due to subsidiaries	23	1,441,843	1,339,309
Net assets		755,774	877,865
Capital and reserves			
Share capital	24	3,018	3,715
Reserves	25	752,756	874,150
Total capital and reserves		755,774	877,865

Ms. Chong Sok Un
Director

Dato' Wong Peng Chong
Director

For the year ended 31 December 2004

	Share capital HK$'000	Share premium HK$'000	Negative goodwill HK$'000	Goodwill HK$'000	Warrant reserve HK$'000	Asset revaluation reserve HK$'000	Capital redemption reserve HK$'000	Translation reserve HK$'000	Retained profit (deficit) HK$'000	Total HK$'000
At 1 January 2003	92,865	1,135,685	32,883	(1,237)	90,381	(90,725)	1,922	2,140	(465,148)	798,766
Revaluation increase of other investments	-	-	-	-	-	52,280	-	-	-	52,280
Exchange differences arising from translation of financial statements of overseas subsidiaries	-	-	-	-	-	-	-	(2,015)	-	(2,015)
Net gain (loss) not recognised in the consolidated income statement	-	-	-	-	-	52,280	-	(2,015)	-	50,265
Shares issued at premium as a result of exercise of warrants	2	87	-	-	(12)	-	-	-	-	77
Reduction of deficit by capital reorganisation and share premium reduction (note 24)	(89,152)	(375,996)	-	-	-	-	-	-	465,148	-
Gain on expiry of warrants recognised in the income statement	-	-	-	-	(90,369)	-	-	-	-	(90,369)
Released upon disposal of subsidiaries	-	-	-	1,237	-	-	-	(125)	-	1,112
Release of revaluation reserve arising from the disposal of other investments	-	-	-	-	-	55,323	-	-	-	55,323
Profit for the year	-	-	-	-	-	-	-	-	292,078	292,078
Interim dividend paid	-	-	-	-	-	-	-	-	(3,715)	(3,715)
At 31 December 2003	3,715	759,776	32,883	-	-	16,878	1,922	-	288,363	1,103,537
Revaluation increase of other investments	-	-	-	-	-	17,766	-	-	-	17,766
Surplus on revaluation of leasehold land and buildings	-	-	-	-	-	608	-	-	-	608
Exchange differences arising from translation of financial statements of overseas subsidiary	-	-	-	-	-	-	-	(2)	-	(2)
Net gain (loss) not recognised in the consolidated income statement	-	-	-	-	-	18,374	-	(2)	-	18,372
Repurchase of shares (note 24(f))	(697)	(82,958)	-	-	-	-	-	-	-	(83,655)
Profit for the year	-	-	-	-	-	-	-	-	203,274	203,274
Dividends paid	-	-	-	-	-	-	-	-	(17,876)	(17,876)
At 31 December 2004	**3,018**	**676,818**	**32,883**	**-**	**-**	**35,252**	**1,922**	**(2)**	**473,761**	**1,223,652**

For the year ended 31 December 2004

	2004 HK$'000	2003 HK$'000 (restated)
OPERATING ACTIVITIES		
Profit from operations	203,931	161,509
Adjustments for:		
Interest income	(20,179)	(10,103)
Dividend income	(10,927)	(6,662)
Depreciation and amortisation of property, plant and equipment	1,086	1,461
Impairment loss recognised in respect of other non-current assets	–	124
Loss on disposal of property, plant and equipment	41	398
Net realised and unrealised gain on investments	(60,519)	(123,771)
Discount on early redemption of loan note	1,500	–
Impairment loss recognised in respect of trading investment	–	2,409
Revaluation (increase) decrease of investment properties	(5,540)	1,060
Revaluation (increase) decrease of leasehold land and buildings	(1,704)	68
Operating cash flow before movements in working capital	107,689	26,493
(Increase) decrease in inventories	(4,487)	3,503
(Increase) decrease in trading investments	(192,153)	67,836
Decrease (increase) in debtors, deposits and prepayments	12,530	(23,661)
Increase in loan receivables	(77,191)	(20,827)
Increase in creditors and accrued charges	23,993	419
Decrease in customers' deposits and receipts in advance	(3,716)	(39,801)
Cash (used in) from operating activities	(133,335)	13,962
Interest paid	(530)	(545)
Dividends paid	(17,876)	(3,715)
Tax paid	(112)	(171)
NET CASH (USED IN) FROM OPERATING ACTIVITIES	(151,853)	9,531

For the year ended 31 December 2004

	NOTE	2004 HK$'000	2003 HK$'000 (restated)
INVESTING ACTIVITIES			
Net proceeds from disposal of other investments		98,500	63,835
Interest received		20,179	10,103
Dividend received		10,927	6,662
Proceeds from disposal of property, plant and equipment		9	13
Decrease (increase) in pledged bank deposits		11,806	(19,421)
Purchase of other investments		(7,779)	(14,485)
Net cash outflow from disposal of subsidiaries	26	–	(800)
Purchase of property, plant and equipment		(467)	(277)
NET CASH FROM INVESTING ACTIVITIES		133,175	45,630
FINANCING ACTIVITIES			
New loan from a related company		271,775	–
Repayment of loan from a related company		(271,775)	–
Repurchase of shares		(83,655)	–
New bank loans raised		–	170,067
Proceeds from exercise of warrants		–	77
Repayment of bank loans		–	(170,067)
NET CASH (USED IN) FROM FINANCING ACTIVITIES		(83,655)	77
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(102,333)	55,238
EFFECT OF CHANGES IN FOREIGN EXCHANGE RATE		(2)	(2,174)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		134,600	81,536
CASH AND CASH EQUIVALENTS AT END OF THE YEAR, represented by bank balances and cash		32,265	134,600

1. GENERAL

The Company is incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company is an investment holding company. The activities of its principal subsidiaries are set out in note 34.

The interest income, commission income arising from provision of financial services and rental income on property investment earned by the Group, have been redefined as part of turnover for the year ended 31 December 2004. Accordingly, the comparative interest income from loan receivables of HK$2,341,000, commission income of HK$135,000 and rental income of HK$3,349,000 have also been reclassified from other operating income to turnover for the year ended 31 December 2003.

2. POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS

In 2004, the Hong Kong Institute of Certified Public Accountants issued a number of new or revised Hong Kong Accounting Standards ("HKASs") and Hong Kong Financial Reporting Standards ("HKFRSs") (herein collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004.

The Group has commenced considering the potential impact of these new HKFRSs but is not yet in a position to determine whether these HKFRSs would have a significant impact on how its results of operations and financial position are prepared and presented. These HKFRSs may result in changes in the future as to how the results and financial position are prepared and presented.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of investment properties, land and buildings, and investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 December each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant inter-company transactions and balances within the Group are eliminated on consolidation.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition.

Goodwill arising on acquisitions prior to 1 January 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisitions after 1 January 2001 is capitalised and amortised on a straight line basis over its useful economic life. Goodwill arising on the acquisition of subsidiary is presented separately in the balance sheet.

On disposal of a subsidiary, the attributable amount of unamortised goodwill/goodwill previously eliminated against or credited to reserves is included in the determination of the profit or loss on disposal.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition over the cost of acquisition.

Negative goodwill arising on acquisitions of subsidiaries prior to 1 January 2001 continues to be held in reserves and will be credited to income at the time of disposal of the relevant subsidiary.

Negative goodwill arising on acquisitions of subsidiaries after 1 January 2001 is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition but which do not represent identifiable liabilities at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill not exceeding aggregate fair values of acquired identified non-monetary assets is recognised as income on a straight line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised as income immediately.

Revenue recognition

Trading of securities is recognised on trade-date basis when the relevant contracts are executed.

Sales of goods are recognised when goods are delivered and title has passed.

Dividend income from investments is recognised when the Group's rights to receive payment have been established.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Commission income is recognised when services are provided.

Rental income, including rental invoiced in advance from properties let under operating lease, is recognised on a straight line basis over the lease terms.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuations at the balance sheet date. Any revaluation increase or decrease of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve is charged to the income statement. Where a revaluation decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided in respect of investment properties except where the unexpired term, including the renewable period, of the relevant lease is twenty years or less.

Property, plant and equipment

Property, plant and equipment are stated at cost or valuation less depreciation, amortisation and any identified impairment losses.

Land and buildings are stated in the balance sheet at their revalued amount, being the fair value on the basis of their existing use at the date of revaluation less any subsequent accumulated depreciation and amortisation and any subsequent impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date.

Any revaluation increase arising on revaluation of land and buildings is credited to the asset revaluation reserve except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, in which case the increase is credited to income statement to the extent of the decrease previously charged. A decrease in net carrying amount arising on revaluation of land and buildings is dealt with as an expense to the extent that it exceeds the balance, if any, held in asset revaluation reserve relating to a previous revaluation of that particular property. On the subsequent sale of land and buildings, the attributable revaluation increase not yet transferred to retained profits in prior years is transferred to retained profits.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, plant and equipment (Continued)

Depreciation and amortisation is provided to write off the cost or valuation of property, plant and equipment over their estimated useful lives, using the straight line method, at the following rates per annum:

Leasehold land	Over the remaining lease terms
Buildings	Over the shorter of the lease terms or 30-50 years
Computer and electronic equipment	20%
Furniture and fixtures	20% – 50%
Motor vehicles	20% – 50%

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statements.

Subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Jointly controlled entity

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities.

The Group's interests in jointly controlled entities are included in the consolidated balance sheet at the Group's share of the net assets of the jointly controlled entities plus goodwill/less negative goodwill in so far as it has not been written off/amortised/released to income, less any identified impairment loss. The Group's share of the post-acquisition results of its jointly controlled entities is included in the consolidated income statement.

Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

At subsequent reporting dates, debt securities that the Group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost, less any impairment loss recognised to reflect irrecoverable amounts.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments in securities (Continued)

All securities other than held-to-maturity debt securities are measured at subsequent reporting dates at fair value.

Where securities are held for trading purposes, unrealised gains and losses are included in net profit or loss for the period. For other securities, unrealised gains and losses are dealt with in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss is included in net profit or loss for the period.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average method.

Other non-current assets

Other non-current assets represents club debentures carried at cost less any identified impairment loss.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the impairment loss is treated as a revaluation decrease under that standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the reversal of the impairment loss is treated as a revaluation increase.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Derivatives used for trading and investment

Derivatives used in the Group's trading activities are recorded at fair value, and unrealised gains and losses are reflected in the income statement. The fair values of the trading positions generally are based on listed market prices. If listed market prices are not available or if the liquidation of the Group positions would reasonably be expected to impact market prices, fair value is determined based on other relevant factors, including dealer price quotations and price quotations for similar instruments traded in different markets, including markets located in different geographic areas. Fair values for certain derivative contracts are derived from pricing models which consider current market and contractual prices for the underlying financial instruments or commodities, as well as time value and yield curve or volatility factors underlying the positions.

Taxation

Tax charge represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the period. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes income statement items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax asset is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Taxation (Continued)

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised on a straight line basis over the term of the relevant lease.

The Group as lessee

Rentals payable under operating leases are charged as expenses on a straight line basis over the term of the relevant lease.

Retirement benefits scheme

Payments to the Group's defined contribution scheme or Mandatory Provident Fund Scheme or the central pension scheme are charged as an expense as they fall due.

Foreign currencies

Transactions in foreign currencies are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are re-translated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange included in net profit or loss for the year.

On consolidation, the assets and liabilities of the Group's overseas operations denominated in currencies other than Hong Kong dollars are translated into Hong Kong dollars at the exchange rates prevailing on the balance sheet date. Income and expense items denominated in currencies other than Hong Kong dollars are translated into Hong Kong dollars at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or expense in the period in which the operation is disposed of.

For the year ended 31 December 2004

4. TURNOVER

	2004 HK$'000	2003 HK$'000 (restated)
Sales of mobile phones	237,205	98,775
Proceeds from sales of listed trading investments	581,128	381,237
Dividend income from listed investments	10,927	6,662
Interest income from loan receivables	11,933	2,341
Commission income	3,854	135
Rental income	2,444	3,349
Sales of other communication products	–	1,034
	847,491	493,533

5. BUSINESS AND GEOGRAPHICAL INFORMATION

Business segments

For management purposes, the Group is currently organised into four main operating divisions – mobile phone distribution, securities trading and investments, financial services and property investment. These divisions are the bases on which the Group reports its primary segment information.

Segment information about these businesses is presented below:

For the year ended 31 December 2004

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Unallocated segment HK$'000	Consolidated HK$'000
Revenue						
External sales	237,205	592,055	15,787	2,444	–	847,491
Other operating income	–	7,478	20	–	–	7,498
	237,205	599,533	15,807	2,444	–	854,989
Result						
Segment result	21,791	191,026	15,747	781	–	229,345
Unallocated other operating income	–	–	–	5,540	7,364	12,904
Unallocated corporate expenses						(38,318)
Profit from operations						203,931
Finance costs						(530)
Profit before taxation						203,401
Tax charge						(127)
Profit for the year						203,274

5. BUSINESS AND GEOGRAPHICAL INFORMATION (Continued)

Business segments (Continued)

For the year ended 31 December 2004 (Continued)

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Others HK$'000	Consolidated HK$'000
Balance sheet						
Assets						
Segment assets	31,928	1,043,315	104,034	44,986	–	1,224,263
Unallocated corporate assets						39,600
Consolidated total assets						1,263,863
Liabilities						
Segment liabilities	5,152	21,536	1,048	1,540	–	29,276
Unallocated corporate liabilities						10,935
Consolidated total liabilities						40,211

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Unallocated segment HK$'000	Consolidated HK$'000
Other information						
Capital expenditure	177	–	–	249	41	467
Depreciation and amortisation	572	–	–	271	243	1,086
Other non-cash expenses	–	–	–	–	41	41

5. BUSINESS AND GEOGRAPHICAL INFORMATION (Continued)

Business segments (Continued)

For the year ended 31 December 2003

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Others HK$'000	Consolidated HK$'000 (restated)
Revenue						
External sales	98,775	387,899	2,476	3,349	1,034	493,533
Other operating income	–	7,275	20	–	–	7,295
	98,775	395,174	2,496	3,349	1,034	500,828
Result						
Segment result	1,301	174,471	2,484	(505)	(2,520)	175,231
Unallocated other operating income						7,121
Unallocated corporate expenses						(20,843)
Profit from operations						161,509
Finance costs						(545)
Gain on expiry of warrants						90,369
Gain on disposal of subsidiaries	41,109	–	–	–	–	41,109
Share of result of a jointly controlled entity	–	–	–	–	(28)	(28)
Profit before taxation						292,414
Tax charge						(336)
Profit for the year						292,078

5. **BUSINESS AND GEOGRAPHICAL INFORMATION (Continued)**

Business segments (Continued)

For the year ended 31 December 2003 (Continued)

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Others HK$'000	Consolidated HK$'000 (restated)
Balance sheet						
Assets						
Segment assets	37,760	855,176	28,823	38,960	–	960,719
Unallocated corporate assets						162,737
Consolidated total assets						1,123,456
Liabilities						
Segment liabilities	2,740	3,167	–	1,174	–	7,081
Unallocated corporate liabilities						12,838
Consolidated total liabilities						19,919

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Others HK$'000	Unallocated segment HK$'000	Consolidated HK$'000
Other information							
Capital expenditure	233	–	–	–	–	44	277
Depreciation and amortisation	511	–	–	167	32	751	1,461
Impairment losses recognised in consolidated income statement	–	2,409	–	–	–	124	2,533
Other non-cash expenses	–	–	–	1,128	–	398	1,526

5. BUSINESS AND GEOGRAPHICAL INFORMATION (Continued)

Geographical segments

The Group's operations are located in Hong Kong and Mainland China ("China").

The Group's distribution of mobile phones is carried out in Hong Kong. Securities trading and investment and financial services are carried out in Hong Kong. Rental income from property investment is from Hong Kong and China. Commission income is earned in Hong Kong.

The following table provides an analysis of the Group's revenue by geographical market:

	Revenue by geographical market	
	2004	2003
	HK$'000	HK$'000
Hong Kong	853,621	498,544
China	1,368	2,284
	854,989	500,828

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Additions to property, plant and equipment	
	At 31.12.2004	At 31.12.2003	Year ended 31.12.2004	Year ended 31.12.2003
	HK$'000	HK$'000	HK$'000	HK$'000
Hong Kong	1,237,996	1,098,756	218	277
China	25,867	24,700	249	–
	1,263,863	1,123,456	467	277

6. NET GAIN ON INVESTMENTS

	2004 HK$'000	2003 HK$'000
Net realised gain (loss) on derivatives	3,939	(14,205)
Net unrealised gain on trading investments	56,580	137,976
Impairment loss recognised in respect of trading investment (Note a)	–	(2,409)
Discount on early redemption of loan note (Note b)	(1,500)	–
	59,019	121,362

Notes:

(a) The listing of one of the trading securities was cancelled on 19 January 2004. The Directors are of the opinion that the value of the trading investment was fully impaired.

(b) The Group early redeemed part of the loan notes issued by SHK (as defined in note 18) of HK$100,000,000 with a discount on early redemption of HK$1,500,000. The net redemption proceed was HK$98,500,000.

7. OTHER OPERATING INCOME

	2004 HK$'000	2003 HK$'000 (restated)
Interest income from:		
– Debt securities	7,478	7,275
– Banks	602	479
– Others	166	8
	8,246	7,762
Compensation from litigation (Note)	–	4,941
Revaluation increase of investment properties	5,540	–
Revaluation increase of leasehold land and buildings	1,704	–
Net exchange gain	4,668	–
Others	244	1,713
	20,402	14,416

Note: Included a compensation of HK$4,778,000 as settlement in respect of a litigation which was made against ex-employees for damages in relation to their improper behaviour.

8. PROFIT FROM OPERATIONS

	2004 HK$'000	2003 HK$'000
Profit from operations has been arrived at after charging (crediting):		
Auditors' remuneration	**800**	620
Cost of inventories recognised as expenses	**201,511**	90,182
Revaluation decrease of investment properties	**–**	1,060
Revaluation decrease of leasehold land and buildings	**–**	68
Depreciation and amortisation of property, plant and equipment	**1,086**	1,461
Impairment loss recognised in respect of other non-current assets	**–**	124
Loss on disposal of property, plant and equipment	**41**	398
Staff costs, inclusive of directors' emoluments	**23,899**	12,478
Rental income from properties under operating leases after outgoings of HK$266,000 (2003: HK$253,000)	**(2,178)**	(3,096)

9. FINANCE COSTS

The amounts represent interest on bank and other borrowings wholly repayable within five years.

10. DIRECTORS' EMOLUMENTS AND HIGHEST PAID INDIVIDUALS

Directors' emoluments

The Directors' emoluments are analysed as follows:

	2004 HK$'000	2003 HK$'000
Fees:		
Executive Directors	–	–
Non-executive Directors	–	–
Independent Non-executive Directors	200	267
	200	267
Other emoluments to Executive Directors:		
Salaries and other benefits	2,470	1,709
Performance related incentive payments	12,360	–
Retirement benefits scheme contributions	36	45
Total Directors' emoluments	15,066	2,021

The emoluments of the Directors are within the following bands:

	2004 Number of Directors	2003 Number of Directors
Nil to HK$1,000,000	5	6
HK$1,500,001 to HK$2,000,000	1	–
HK$12,000,001 to HK$12,500,000	1	–

There was no compensation for loss of office paid to Directors or former Directors and no Directors waived any emoluments for each of the two years ended 31 December 2004.

10. DIRECTORS' EMOLUMENTS AND HIGHEST PAID INDIVIDUALS (Continued)

Highest paid individuals

During the year, the five highest paid individuals included three Directors (2003: two), details of which are set out above. The emoluments for the remaining two (2003: three) highest paid individuals of the Group are as follows:

	2004 HK$'000	2003 HK$'000
Salaries and other benefits	1,227	1,958
Performance related incentive payments	75	–
Retirement benefits scheme contributions	24	61
	1,326	2,019

The emoluments are within the following bands:

	2004 Number of employees	2003 Number of employees
Nil to HK$1,000,000	2	3

11. GAIN ON DISPOSAL OF SUBSIDIARIES

In March 2003, Fulltime Profits Limited, an indirect wholly-owned subsidiary of the Company, and its subsidiaries ("Fulltime Group"), which were engaged in mobile phone distribution and the intelligent building system integration business in China (collectively the "China Operations") were disposed of to an independent third party at a nominal consideration of HK$1. The disposal was completed on 29 March 2003, on which date the control of the China Operations was passed to the acquirer.

11. GAIN ON DISPOSAL OF SUBSIDIARIES (Continued)

The results of the China Operations for the period from 1 January 2003 to 29 March 2003, which have been included in the consolidated income statement, were as follows:

	HK$'000
Turnover	1,062
Operating costs	(2,034)
Share of result of a jointly controlled entity	(28)
Loss for the period	(1,000)

During the year ended 31 December 2003, the China Operations did not make a significant contribution to the net cash flows on the results of the Group.

The carrying amounts of the assets and liabilities of the China Operations at the date of disposal are set out in note 26.

A gain of HK$41,109,000 arose on the disposal of the China Operations, being the proceeds of disposal less the carrying amount of net liabilities of Fulltime Group at the date of disposal, attributable goodwill and translation reserve (see note 26). No tax charge or credit arose from the transaction.

12. TAX CHARGE

	2004 HK$'000	2003 HK$'000
Current tax:		
Profits Tax in Hong Kong	(13)	–
Income tax in China	(114)	(104)
Underprovision in prior years		
Hong Kong	–	(3)
China	–	(229)
	(127)	(336)

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for the year.

12. TAX CHARGE (Continued)

No provision for Hong Kong Profits Tax in last year was made in the financial statements as the Group had no assessable profit for last year.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdiction.

The tax charge for the year can be reconciled to the profit per the income statement as follows:

	2004 HK$'000	2003 HK$'000
Profit before taxation	**203,401**	292,414
Tax at the income tax rate of 17.5% (2003: 17.5%)	**(35,595)**	(51,172)
Tax effect of expenses that are not deductible	**(5,797)**	(17,707)
Tax effect of income that are not taxable	**6,843**	32,647
Utilisation of tax losses previously not recognised	**35,439**	39,972
Tax effect of tax losses not recognised	**(1,174)**	(3,799)
Underprovision in respect of prior years	**–**	(232)
Effect of different tax rates of subsidiaries operating in other jurisdictions	**(54)**	(49)
Others	**211**	4
Tax charge for the year	**(127)**	(336)

13. DIVIDENDS

	2004 HK$'000	2003 HK$'000
Ordinary shares:		
Interim dividend paid – HK$0.01 (2003: HK$0.01) per share	**3,017**	3,715
Final dividend proposed – HK$0.04 (2003: HK$0.04) per share	**12,070**	14,859

The final dividend of HK$0.04 per share has been proposed by the Directors and is subject to approval by the shareholders in general meeting.

14. EARNINGS PER SHARE

The calculation of basic and diluted earnings per share is based on the following data:

	2004 HK$'000	2003 HK$'000
Earnings for the purpose of basic and diluted earnings per share	203,274	292,078

	Number of shares	Number of shares
Weighted average number of ordinary shares for the purposes of basic and diluted earnings per share	347,849,919	371,464,499

The computation of diluted earnings per share for 2003 does not assume the exercise of the Company's warrants because their exercise price was higher than the average market price. The warrants expired and lapsed in June 2003 per note 24(e).

15. INVESTMENT PROPERTIES

	THE GROUP HK$'000
VALUATION	
At 1 January 2004	31,550
Revaluation increase	5,540
Transfer from leasehold land and buildings	7,550
At 31 December 2004	44,640

15. INVESTMENT PROPERTIES (Continued)

The Group's investment properties are analysed as follows:

	2004 HK$'000	2003 HK$'000
Properties held under medium term leases:		
– in Hong Kong	20,990	14,850
– in China	20,850	16,700
Properties situated in China held under long leases	2,800	–
	44,640	31,550

The Group's investment properties were revalued at 31 December 2004 by DTZ Debenham Tie Leung Limited, a firm of independent professional property valuers, on an open market value basis. The resulting revaluation increase has been credited to the consolidated income statement of HK$5,540,000.

Certain of the investment properties of the Group are rented out under operating leases.

16. PROPERTY, PLANT AND EQUIPMENT

	Leasehold land and buildings HK$'000	Computer and electronic equipment HK$'000	Furniture and fixtures HK$'000	Motor vehicles HK$'000	Total HK$'000
THE GROUP					
COST OR VALUATION					
At 1 January 2004	10,625	2,088	2,765	501	15,979
Additions	–	92	375	–	467
Disposals	–	(32)	(82)	–	(114)
Revaluation increase	2,075	–	–	–	2,075
Transfer to investment properties	(7,550)	–	–	–	(7,550)
At 31 December 2004	**5,150**	**2,148**	**3,058**	**501**	**10,857**
Comprising:					
At cost	–	2,148	3,058	501	5,707
At valuation – 2004	5,150	–	–	–	5,150
	5,150	2,148	3,058	501	10,857
DEPRECIATION AND AMORTISATION					
At 1 January 2004	–	1,223	1,922	501	3,646
Provided for the year	237	428	421	–	1,086
Eliminated on disposals	–	(18)	(46)	–	(64)
Eliminated on revaluation	(237)	–	–	–	(237)
At 31 December 2004	–	**1,633**	**2,297**	**501**	**4,431**
NET BOOK VALUES					
At 31 December 2004	**5,150**	**515**	**761**	–	**6,426**
At 31 December 2003	10,625	865	843	–	12,333

16. PROPERTY, PLANT AND EQUIPMENT (Continued)

The land and buildings of the Group are analysed as follows:

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Properties situated in Hong Kong, held under medium term leases	5,150	4,345
Properties situated in China, held under:		
– long leases	–	2,800
– medium term leases	–	3,480
	5,150	10,625

All the land and buildings of the Group were revalued at 31 December 2004 by DTZ Debenham Tie Leung Limited, a firm of independent professional property valuers, on an open market value basis. The resulting revaluation increase arising on the revaluation has been credited to the consolidated income statement and asset revaluation reserve of HK$1,704,000 and HK$608,000 respectively.

Had all the land and buildings of the Group been carried at cost less accumulated depreciation and amortisation, the carrying values of these properties would have been stated at HK$6,892,000 (2003: HK$18,482,000).

17. INTERESTS IN SUBSIDIARIES

	THE COMPANY	
	2004	2003
	HK$'000	HK$'000
Unlisted shares, at cost	32,168	32,168
Amounts due from subsidiaries	3,980,215	3,887,417
	4,012,383	3,919,585
Less: Allowances on amounts due from subsidiaries	(1,822,548)	(1,822,548)
	2,189,835	2,097,037

Particulars of the principal subsidiaries as at 31 December 2004 are set out in note 34.

In the opinion of the directors, the amounts due from subsidiaries will not be repaid within twelve months from the balance sheet date. Accordingly, they are classified as non-current.

18. INVESTMENTS IN SECURITIES

THE GROUP

	Trading investments		Other securities		Total	
	2004	2003	2004	2003	2004	2003
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Equity securities						
– listed in Hong Kong	456,312	425,249	128,176	112,045	584,488	537,294
– listed overseas	244,185	22,597	30,552	29,418	274,737	52,015
	700,497	447,846	158,728	141,463	859,225	589,309
Debt securities						
– unlisted (Note)	–	–	156,247	256,247	156,247	256,247
Unit trusts						
– unlisted	–	–	8,301	–	8,301	–
	700,497	447,846	323,276	397,710	1,023,773	845,556
Carrying amount analysed for reporting purposes as						
– Non-current	–	–	313,919	388,115	313,919	388,115
– Current	700,497	447,846	9,357	9,595	709,854	457,441
	700,497	447,846	323,276	397,710	1,023,773	845,556
Market value of listed securities	700,497	447,846	158,728	141,463	859,225	589,309

Note: The debt securities represent the loan notes issued by Sun Hung Kai & Co. Limited ("SHK") and Allied Group Limited ("AG") which formed part of the consideration for the sale of SHK's and AG's shares by the Group in year 2003. The loan notes bear interest at 4% and 2.25% per annum and are redeemable on or before 7 March 2008 and 15 August 2008, respectively.

18. INVESTMENTS IN SECURITIES (Continued)

As at 31 December 2004, particulars of the Group's investments in the equity securities which exceed 10% of the assets of the Group disclosed pursuant to Section 129(2) of the Hong Kong Companies Ordinance are as follows:

Name of company	Place of incorporation	Class of shares	Percentage of issued share capital held by the Group
Allied Group Limited	Hong Kong	Ordinary	9.3%
Mulpha International Bhd.	Malaysia	Ordinary	9.2%

19. INVENTORIES

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Inventories held for resale – finished goods	9,626	5,139

At 31 December 2004, all inventories were carried at cost (2003: an amount of HK$2,049,000 was stated at net realisable value).

20. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group has a policy of allowing an average credit period of 30-90 days to its trade debtors.

An aged analysis of trade debtors is as follows:

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Within 90 days	8,792	12,471
91 – 180 days	41	7
181 – 360 days	48	–
	8,881	12,478
Other debtors, deposits and prepayments	19,524	28,457
	28,405	40,935

21. LOAN RECEIVABLES

The loan receivables are unsecured, bear interest at commercial rates and are repayable within one year.

22. CREDITORS AND ACCRUED CHARGES

An aged analysis of trade creditors is as follows:

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Trade creditors due within 90 days	24,776	1,723
Other creditors and accrued charges	7,607	6,667
	32,383	8,390

23. AMOUNTS DUE TO SUBSIDIARIES

The amounts due to subsidiaries of the Company are unsecured, interest free and have no fixed terms of repayment. The subsidiaries confirmed that the repayment of the amounts will not be demanded within the next twelve months from the balance sheet date. Accordingly, the amounts are shown as non-current.

24. SHARE CAPITAL

	Number of shares		Value	
	2004	2003	**2004**	2003
			HK$'000	HK$'000
Ordinary shares of HK$0.01 each				
Authorised:				
At beginning of the year	**30,000,000,000**	30,000,000,000	**300,000**	300,000
Capital Reduction (as defined in Note a)	**–**	(28,800,000,000)	**–**	(288,000)
Increase during the year (Note d)	**–**	28,800,000,000	**–**	288,000
At end of the year	**30,000,000,000**	30,000,000,000	**300,000**	300,000
Issued and fully paid:				
At beginning of the year	**371,468,753**	9,286,462,340	**3,715**	92,865
Warrants exercised (Note e)	**–**	256,507	**–**	2
Capital Reorganisation	**–**	(8,915,250,094)	**–**	(89,152)
Repurchase of shares (Note f)	**(69,713,206)**	–	**(697)**	–
At end of the year	**301,755,547**	371,468,753	**3,018**	3,715

24. SHARE CAPITAL (Continued)

Notes:

Pursuant to resolutions proposed by the Directors and passed at a special general meeting of the Company held on 14 July 2003 (the "SGM"), the Company carried out a capital reorganisation in the following aspects:

(a) (i) the issued share capital of the Company was reduced by cancelling paid-up capital of HK$0.0096 on each share of nominal value of HK$0.01 in the issued share capital of the Company as at the date of passing of this resolution so that each share was treated as one fully paid-up share of nominal value of HK$0.0004 in the issued share capital of the Company; and

(ii) the value of each of the authorised but unissued shares was reduced from HK$0.01 to HK$0.0004 each so that the authorised share capital of the Company was reduced from HK$300,000,000 to HK$12,000,000 (the "Capital Reduction");

(b) an amount of HK$375,995,500 standing to the credit in the share premium account of the Company as at 31 December 2002 was reduced (the "Share Premium Reduction") and together with the credit amount of HK$89,152,500 arising from the Capital Reduction were applied to eliminate or reduce the deficit of the Company with accumulated balance of HK$465,890,000 as at 31 December 2002 in accordance with the Bye-laws of the Company and the applicable laws of Bermuda;

(c) every 25 reduced shares of HK$0.0004 each was consolidated (the "Share Consolidation") into one new share of nominal value of HK$0.01 each (the "New Shares"); and

(d) the authorised share capital of the Company was increased from HK$12,000,000 to HK$300,000,000 by the creation of an additional 28,800,000,000 unissued New Shares in the capital of the Company following completion of the Capital Reduction and Share Consolidation (altogether the "Capital Reorganisation").

The Capital Reorganisation became effective on 15 July 2003.

(e) During the year ended 31 December 2000, 1,856,688,098 warrants in the value of HK$557,006,000 were issued at HK$0.05 on the basis of one warrant for every five ordinary shares held on 15 May 2000. Each warrant entitled the holder to subscribe in cash at a price of HK$0.30 each, subject to adjustment, for one ordinary share in the Company, at any time from the date of issue up to 6 June 2003 (both days inclusive).

During the year ended 31 December 2003, 256,507 warrants in the value of HK$77,000 were exercised to subscribe for 256,507 ordinary shares of the Company at an exercise price of HK$0.30 per share. The remaining 1,856,409,741 warrants in the value of HK$556,923,000 expired and lapsed on 6 June 2003. Accordingly, the warrant reserve of HK$90,369,000 was released to the consolidated income statement.

(f) In August 2004, the Company repurchased 69,713,206 ordinary shares for HK$1.20 in cash per share. The excess of the offer price over the nominal value amounted to HK$82,958,000 was charged to the share premium account.

25. RESERVES

	Share premium HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Warrant reserve HK$'000	Retained profit (deficit) HK$'000	Total HK$'000
THE COMPANY						
At 1 January 2003	1,135,685	32,883	1,922	90,381	(465,890)	794,981
Premium arose on exercise of warrants	87	–	–	(12)	–	75
Gain on expiry of warrants recognised in the income statement	–	–	–	(90,369)	–	(90,369)
Reduction of deficit by capital reorganisation and share premium reduction	(375,996)	–	–	–	465,148	89,152
Profit for the year	–	–	–	–	84,026	84,026
Interim dividend paid	–	–	–	–	(3,715)	(3,715)
At 31 December 2003	759,776	32,883	1,922	–	79,569	874,150
Repurchase of shares (Note 24(f))	(82,958)	–	–	–	–	(82,958)
Loss for the year	–	–	–	–	(20,560)	(20,560)
Dividends paid	–	–	–	–	(17,876)	(17,876)
At 31 December 2004	**676,818**	**32,883**	**1,922**	**–**	**41,133**	**752,756**

The contributed surplus of the Company represents the difference between the nominal value of the Company's shares issued at the date on which the group reorganisation became effective, in exchange for the shares of the subsidiaries, and the underlying net assets of the subsidiaries acquired, less distributions subsequently made by the Company.

In addition to retained profits of the Company, under the Companies Act 1981 of Bermuda (as amended), the contributed surplus is also available for distribution to shareholders. However, a company cannot declare or pay a dividend, or make a distribution out of contributed surplus, if:

(a) the company is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of the company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

In the opinion of the Directors, the Company's reserves available for distribution to shareholders at 31 December 2004 amounted to HK$74,016,000 (2003: HK$112,452,000).

26. DISPOSAL OF SUBSIDIARIES

As explained in note 11, on 29 March 2003, the Group disposed of its China Operations at a consideration of HK$1. The net liabilities at the date of disposal were as follows:

	29.3.2003
	HK$'000
NET LIABILITIES DISPOSED OF:	
Property, plant and equipment	252
Interest in a jointly controlled entity	2,001
Other non-current assets	95
Inventories	1,673
Debtors, deposits and prepayments	5,829
Taxation recoverable	8
Bank balances and cash	800
Creditors and accrued charges	(51,679)
Amount due to a jointly controlled entity	(1,200)
	(42,221)
Attributable goodwill	1,237
Translation reserve realised	(125)
	(41,109)
Gain on disposal	41,109
Total cash consideration	–
Net cash outflow arising on disposal:	
Cash consideration	–
Bank balances and cash disposed of	(800)
	(800)

27. DEFERRED TAXATION

At 31 December 2004, the Group and the Company has estimated unused tax losses of HK$1,761 million and HK$65 million (2003: HK$1,964 million and HK$74 million), respectively, for offset against future profits. No deferred tax asset has been recognised in respect of the tax losses due to the unpredictability of future profit streams. These tax losses may be carried forward indefinitely.

The Group has deductible temporary differences of HK$33 million (2003: HK$32 million). No deferred tax asset has been recognised in relation to such deductible temporary difference as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilised.

28. CONTINGENT LIABILITIES

(a) The Company has given guarantees to banks in respect of credit facilities granted to a subsidiary. As at 31 December 2004, facilities of HK$6,591,000 (2003: HK$4,846,000) were utilised by the subsidiary.

In addition, the Company has also provided guarantees to several securities houses in respect of the facilities granted to subsidiaries. As at 31 December 2004 and 2003, no facilities were utilised by the subsidiaries.

(b) In respect of the disposal of a subsidiary in prior years, the Group has given an indemnity to the purchaser against all liabilities, losses, costs and expenses suffered and/or incurred by the purchaser in relation to or arising out of the assignment of certain of the subsidiary's business contracts.

(c) In 1997, the Company had given a counter-indemnity to a former substantial shareholder and the ex-chairman of PCCW Limited (formerly Tricom Holdings Limited ("Tricom")), and Chambord Investment Inc. in respect of certain indemnities given to Tricom at the time of and to facilitate the listing of Tricom's shares on the Stock Exchange. These indemnities related to the use of the Tricom tradename, the infringement of the permitted use of properties, the guarantees granted to Tricom to secure banking facilities and tax liabilities.

In respect of (b) and (c) above, the Directors were not able to estimate the financial effect of the indemnities and warranty given.

29. LITIGATION

(a) In November 1998, a writ was issued against the Company's subsidiaries, Hongkong Digital Television Limited ("Digital TV", formerly Star Interactive Television Limited) and Star Telecom Services Limited ("STSL", formerly Hong Kong Star Internet Limited) by nCube Corporation ("nCube"), claiming the sum of approximately US$1,980,000 (equivalent to approximately HK$15,305,000) plus interest in relation to the alleged purchase of two MediaCube 3000 systems by Digital TV from nCube. The claim of nCube against STSL was on the basis of a chop of STSL on the contract between Digital TV and nCube. STSL had taken legal advice and had been advised that it was very unlikely that STSL would be held liable to the claim of nCube. Digital TV was also opposing the claim of nCube and had taken legal advice.

As advised by its lawyers, Digital TV had reasonable grounds in defending the claim and, accordingly, had not made any provision in the financial statements in connection with the claim. Digital TV filed a defence in this section on 14 December 1998 and nCube had failed to take further action since that date. There was no progress during the year in respect of the litigation.

(b) Stellar One Corporation ("Stellar One") served a statutory demand under Section 178 of the Hong Kong Companies Ordinance for the sum of approximately US$1,152,000 (equivalent to approximately HK$8,983,000) upon Digital TV in November 1998. Stellar One filed a winding up petition against Digital TV in December 1998 which was vigorously opposed by Digital TV. Digital TV applied for an order for security for the costs against Stellar One. On 4 May 1999, the Court ordered Stellar One to pay HK$200,000 to the court as security for the costs of Digital TV on or before 7 May 1999. Stellar One failed to pay that amount to the court.

The petition was dismissed in November 1999 and Stellar One was to pay Digital TV its cost of the petition, which amounted to HK$254,000. Stellar One had indicated that it would proceed to arbitration in Honolulu to recover the alleged amount.

Digital TV took legal advice and was advised that the arbitration proceedings had not commenced as of the date of approval of these financial statements. As advised by its lawyers, Digital TV had reasonable grounds in defending the claims and, accordingly, had not made any provision in the financial statements in connection with the claims.

Save and except for the matters specified above, neither the Company nor any of its subsidiaries is engaged in any litigation or claims of material importance and, so far as the Directors are aware, no litigation or claims of material importance are pending or threatened by or against any companies of the Group.

30. PLEDGE OF ASSETS

At the balance sheet date, the following assets of the Group were pledged to banks and securities house to secure short term credit facilities:

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Investment properties	15,000	11,350
Marketable securities	631,924	54,583
Bank balances and cash	15,182	26,988
	662,106	92,921

31. OPERATING LEASE ARRANGEMENTS

The Group as lessee:

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Minimum lease payments paid under operating leases in respect of premises	1,119	4,311

At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under operating leases in respect of rented premises which fall due as follows:

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Within one year	428	1,075
In the second to fifth year inclusive	–	428
	428	1,503

Operating lease payments represent rentals payable by the Group for certain of its office premises. Leases are negotiated for an average term of two to five years and rentals are fixed for an average term of two years.

31. OPERATING LEASE ARRANGEMENTS (Continued)

The Group as lessor:

Property rental income earned during the year was HK$2,444,000 (2003: HK$3,349,000). The investment properties are expected to generate rental yields of 5.5% (2003: 6.3%). The properties held have committed tenants for an average of two years.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments under non-cancellable operating leases in respect of rented premises which fall due as follows:

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Within one year	2,459	2,272
In the second to fifth year inclusive	1,350	1,895
	3,809	4,167

At 31 December 2004, the Company had no commitments under operating leases (2003: Nil).

32. RETIREMENT BENEFITS SCHEMES

The Group operates a defined contribution retirement benefits scheme for its qualifying employees in Hong Kong. The assets of the scheme are held separately from those of the Group in funds under the control of independent trustee.

The retirement benefits scheme contributions charged to the income statement represent contributions payable to the scheme by the Group at rates specified in the rules of the scheme. Where there are employees who leave the scheme prior to vesting fully in the contributions, the amount of the forfeited contributions will be used to reduce future contributions payable by the Group or will be refunded to the Company upon request.

As at 31 December 2004, there was no forfeited contributions (2003: HK$5,000), which arose upon employees leaving the scheme and which were available to reduce the contributions payable by the Group in future years.

32. RETIREMENT BENEFITS SCHEMES (Continued)

In addition to the defined contribution retirement benefits scheme, the Group is required to contribute to Mandatory Provident Fund and central pension scheme for certain employees in Hong Kong and China, respectively, based on applicable rates of monthly salary in accordance with the relevant regulations.

During the year, the retirement benefits scheme contributions net of forfeited contributions of HK$32,000 (2003: HK$71,000), amounting to HK$326,000 (2003: HK$446,000).

33. RELATED PARTY TRANSACTION

On 2 April 2004, a credit facility with a maximum amount of US$40,000,000 was granted by a related company to finance the general working capital of the Company and its subsidiaries.

One of the directors of the related company, Ms. Chong Sok Un is also a director of the Company. The loan was unsecured, borne annual interest rate of HIBOR plus 0.5% and was repayable in one and a half year from the drawdown date. The loan was fully settled during the year.

The interest expense in respect of the loan from the related company was HK$511,000 (2003: Nil), which was included in finance costs per note 9.

34. PARTICULARS OF PRINCIPAL SUBSIDIARIES

Particulars of the principal subsidiaries as at 31 December 2004 are as follows:

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity attributable to the Company	Principal activities
Directly held				
Besford International Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Classic Fortune Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding

34. PARTICULARS OF PRINCIPAL SUBSIDIARIES (Continued)

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity attributable to the Company	Principal activities
Directly held (Continued)				
Mission Time Holdings Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Yuenwell Holdings Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Star Paging (BVI) Limited	The British Virgin Islands	Ordinary US$400	100%	Investment holding
Indirectly held				
China Capital Holdings Limited (Formerly known as New Century Network Technology Limited)	Hong Kong	Ordinary HK$2	100%	Treasury service
China Online (Bermuda) Limited (Formerly known as Grandistar Company Limited)	Hong Kong	Ordinary HK$2	100%	Investment holding
China Online Nominees Limited	Hong Kong	Ordinary HK$200	100%	Investment holding and provision of nominee services
China Online Secretaries Limited	Hong Kong	Ordinary HK$2	100%	Provision of secretarial services

34. PARTICULARS OF PRINCIPAL SUBSIDIARIES (Continued)

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity attributable to the Company	Principal activities
Indirectly held (Continued)				
Dualiane Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Focus Clear Limited	The British Virgin Islands	Ordinary US$1	100%	Securities trading in Hong Kong
Forepower Limited	The British Virgin Islands	Ordinary US$1	100%	Property investment in Hong Kong
Genwo Limited	Hong Kong	Ordinary HK$200,000	100%	Property investment
Gold Chopsticks Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Honest Opportunity Limited	The British Virgin Islands	Ordinary US$1	100%	Securities trading in Hong Kong and overseas
Join Capital Limited	Hong Kong	Ordinary HK$2	100%	Money lending
Kintic Limited	Hong Kong	Ordinary HK$2	100%	Property investment
Konnic Limited	Hong Kong	Ordinary HK$2	100%	Property investment
Mega Harvest Resources Limited	The British Virgin Islands	Ordinary US$1	100%	Securities trading in overseas

34. PARTICULARS OF PRINCIPAL SUBSIDIARIES (Continued)

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity attributable to the Company	Principal activities
Indirectly held (Continued)				
Pro Leader Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Rich Investments Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Sparkling Summer Limited	The British Virgin Islands	Ordinary US$6,500,000	100%	Securities trading in Hong Kong and overseas
Star Telecom (China Investment) Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Star Telecom Holding Limited	Hong Kong	Ordinary HK$200 Deferred# HK$4,000,000	100%	Investment holding
Star Telecom Limited	Hong Kong	Ordinary HK$3,000,000	100%	Telecom and IT products distribution
Star Telecom Properties Limited	Hong Kong	Ordinary HK$200	100%	Investment and property holding
Taskwell Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Tricom Tianchi Limited	Hong Kong	Ordinary HK$2	100%	Investment holding

34. PARTICULARS OF PRINCIPAL SUBSIDIARIES (Continued)

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity attributable to the Company	Principal activities
Indirectly held (Continued)				
Vinka Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Widerich Limited	Hong Kong	Ordinary HK$2	100%	Property investment
星電電子技術發展(深圳)有限公司*	China	Registered HK$1,000,000	100%	Research and development for computer software and relevant technical consultancy services

The deferred shares, which are not held by the Group, practically carry no rights to any dividend or to receive notice of or to attend or vote at any general meeting of the company or to any distribution in winding up.

* Wholly foreign-owned enterprise

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results of the year or assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

All subsidiaries operate principally in their places of incorporation unless specified otherwise under "Principal activities".

None of the subsidiaries had any debts securities subsisting at 31 December 2004 or at any time during the year.

The consolidated results and the assets and liabilities of the Group for the past five financial years, as extracted from the Group's published audited financial statements and reclassified as appropriate, are set out below:

RESULTS

	For the year ended 31 December				
	2000	2001	2002	2003	2004
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
	(restated)	(restated)	(restated)	(restated)	
Turnover	2,664,722	2,344,369	1,299,322	493,533	847,491
Profit (loss) before taxation	1,321,989	(732,640)	(603,417)	292,414	203,401
Taxation	2,161	2,002	198	(336)	(127)
Profit (loss) before minority interests	1,324,150	(730,638)	(603,219)	292,078	203,274
Minority interests	17,612	13,384	305	–	–
Profit (loss) for the year	1,341,762	(717,254)	(602,914)	292,078	203,274

ASSETS AND LIABILITIES

	At 31 December				
	2000	2001	2002	2003	2004
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Total assets	2,590,317	1,513,751	910,773	1,123,456	1,263,863
Total liabilities	(418,898)	(190,159)	(112,007)	(19,919)	(40,211)
Minority interests	(9,231)	(305)	–	–	–
Shareholders' funds	2,162,188	1,323,287	798,766	1,103,537	1,223,652

Note:

The interest income, commission income arising from provision of financial services and rental income on property investment earned by the Group, have been redefined as part of turnover for the year ended 31 December 2004. Accordingly, the comparative figures have also been restated.

以下為本集團於過去五年財政年度之綜合業績及資產與負債，乃摘錄自本集團已公佈之經審核財務報告，並適當地重新分類：

業績

	截至十二月三十一日止年度				
	二零零零年 千港元 （重列）	二零零一年 千港元 （重列）	二零零二年 千港元 （重列）	二零零三年 千港元 （重列）	**二零零四年** **千港元**
營業額	2,664,722	2,344,369	1,299,322	493,533	**847,491**
除税前溢利（虧損）	1,321,989	(732,640)	(603,417)	292,414	**203,401**
税項	2,161	2,002	198	(336)	**(127)**
未計少數股東權益前溢利（虧損）	1,324,150	(730,638)	(603,219)	292,078	**203,274**
少數股東權益	17,612	13,384	305	–	**–**
本年度溢利（虧損）	1,341,762	(717,254)	(602,914)	292,078	**203,274**

資產及負債

	於十二月三十一日				
	二零零零年 千港元	二零零一年 千港元	二零零二年 千港元	二零零三年 千港元	**二零零四年** **千港元**
資產總值	2,590,317	1,513,751	910,773	1,123,456	**1,263,863**
負債總額	(418,898)	(190,159)	(112,007)	(19,919)	**(40,211)**
少數股東權益	(9,231)	(305)	–	–	**–**
股東資金	2,162,188	1,323,287	798,766	1,103,537	**1,223,652**

附註：

於二零零四年十二月三十一日止年度，本集團自財務服務所賺取的利息收入和佣金收入，以及自物業投資所賺取的租金收入已重新定義為營業額的一部份，有關的比較數字已因應重列。

34. 主要附屬公司詳情(續)

附屬公司名稱	成立／註冊地點	已發行普通股／註冊股本面值	本公司應佔權益百分比	主要業務
間接持有(續)				
中國網絡(百慕達)有限公司	香港	普通股 2港元	100%	投資控股
盈光有限公司	香港	普通股 2港元	100%	物業投資
星電電子技術發展(深圳)有限公司*	中國	註冊 1,000,000港元	100%	計算機軟件的研發及相關技術諮詢

遞延股並非由本集團持有,亦無享有任何派息或接收通告或出席本公司任何股東大會或投票表決之權利或任何清盤分派

* 全外資企業

依董事之意見,上表列載之本公司各附屬公司,已能大致反映本集團於本年度之業績或主要資產淨值情況,如加載其他附屬公司之詳情,將令資料過於冗長。

除在「主要業務」一欄另行説明外,所有附屬公司均在其註冊成立地點經營業務。

於二零零四年十二月三十一日或年內任何時間,各附屬公司概無任何債務證券。

34. 主要附屬公司詳情（續）

附屬公司名稱	成立／註冊地點	已發行普通股／註冊股本面值	本公司應佔權益百分比	主要業務
間接持有（續）				
Pro Leader Limited	英屬處女群島	普通股 1美元	100%	投資控股
景溢投資有限公司	香港	普通股 2港元	100%	投資控股
Sparkling Summer Limited	英屬處女群島	普通股 6,500,000美元	100%	在香港及海外從事證券買賣
星光電訊（中國投資）有限公司	香港	普通股 2港元	100%	投資控股
星光電訊集團有限公司	香港	普通股 200港元 遞延股# 4,000,000港元	100%	投資控股
星光電訊有限公司	香港	普通股 3,000,000港元	100%	電訊及資訊科技產品分銷
星光電訊置業有限公司	香港	普通股 200港元	100%	投資及持有物業
Taskwell Limited	英屬處女群島	普通股 1美元	100%	投資控股
得信佳天芝有限公司	香港	普通股 2港元	100%	投資控股

34. 主要附屬公司詳情(續)

附屬公司名稱	成立／註冊地點	已發行普通股／註冊股本面值	本公司應佔權益百分比	主要業務
間接持有(續)				
Dualiane Limited	英屬處女群島	普通股 1美元	100%	投資控股
Focus Clear Limited	英屬處女群島	普通股 1美元	100%	在香港從事證券買賣
Forepower Limited	英屬處女群島	普通股 1美元	100%	香港物業投資
展和有限公司	香港	普通股 200,000港元	100%	物業投資
Gold Chopsticks Limited	英屬處女群島	普通股 1美元	100%	投資控股
Honest Opportunity Limited	英屬處女群島	普通股 1美元	100%	在香港及海外從事證券買賣
邦盈有限公司	香港	普通股 2港元	100%	放債
建迪有限公司	香港	普通股 2港元	100%	物業投資
康遠有限公司	香港	普通股 2港元	100%	物業投資
Mega Harvest Resources Limited	英屬處女群島	普通股 1美元	100%	在海外從事證券買賣

34. 主要附屬公司詳情（續）

附屬公司名稱	成立／註冊地點	已發行普通股／註冊股本面值	本公司應佔權益百分比	主要業務
直接持有（續）				
Mission Time Holdings Limited	英屬處女群島	普通股 1美元	100%	投資控股
Yuenwell Holdings Limited	英屬處女群島	普通股 1美元	100%	投資控股
Star Paging (BVI) Limited	英屬處女群島	普通股 400美元	100%	投資控股
間接持有				
中國資本集團有限公司（前稱新紀元網絡科技有限公司）	香港	普通股 2港元	100%	財資管理服務
China Online (Bermuda) Limited（前稱金立盛有限公司）	香港	普通股 2港元	100%	投資控股
中國網絡代理人有限公司	香港	普通股 200港元	100%	投資控股及提供代理人服務
中國網絡秘書有限公司	香港	普通股 2港元	100%	提供秘書服務

32. 退休福利計劃(續)

除定額供款退休福利計劃外,本集團須分別為若干香港僱員及中國內地僱員,就有關法例,以每月薪酬之適當比率,供款強積金及中央退休計劃。

年內之退休福利計劃供款於扣除32,000港元(二零零三年:71,000港元)之沒收供款後達326,000港元(二零零三年:446,000港元)。

33. 關連各方交易

於二零零四年四月二日,獲一關連公司授予一項最高可達40,000,000美元的信貸融資,為本公司及附屬公司的一般運營資金提供融資。

該關連公司的其中一位董事,莊淑淀小姐同時亦為本公司的董事。該項借款並無押抵,按香港銀行同業拆息年息率加0.5%計息,並須於提取借款後一年半內歸還。該項借款已於年內悉數歸還。

就此項關連公司提供借款的利息開支為511,000港元(二零零三年:無),已包括在附註9的融資成本內。

34. 主要附屬公司詳情

於二零零四年十二月三十一日之主要附屬公司詳情如下:

附屬公司名稱	成立/註冊地點	已發行普通股/註冊股本面值	本公司應佔權益百分比	主要業務
直接持有				
Besford International Limited	英屬處女群島	普通股 1美元	100%	投資控股
Classic Fortune Limited	英屬處女群島	普通股 1美元	100%	投資控股

31. 經營租約安排(續)

本集團作為出租人:

於本年度物業租金收入為2,444,000港元(二零零三年:3,349,000港元)。投資物業預期產生5.5%租金收益(二零零三年:6.3%)。所持物業於未來平均2年已有承租人。

於資產負債表結算日,本集團根據租賃物業之不可撤消之經營租約,將於未來應收的最低租約付款如下:

	本集團	
	二零零四年	二零零三年
	千港元	千港元
一年內	**2,459**	2,272
第二年至第五年(首尾兩年包括在內)	**1,350**	1,895
	3,809	4,167

於二零零四年十二月三十一日,本公司並無任何經營租約承諾(二零零三年:無)。

32. 退休福利計劃

本集團為其在香港之合資格僱員設立一項定額供款退休福利計劃。該計劃之資產與本集團之資產分開處理,交由獨立信託人控制之基金管理。

自收益表扣除之退休福利計劃供款指本集團須按計劃規則指定之比率向計劃支付之供款。倘僱員在有權全面享有供款之前退出計劃,沒收之供款將用於削減本集團日後所須支付之供款,或應本公司要求退還予本公司。

於截至二零零四年十二月三十一日止年度,沒有任何因僱員退出計劃而出現及可用於削減本集團於未來數年所須支付之供款之沒收供款(二零零三年:5,000港元)。

30. 資產抵押

於資產負債表結算日，本集團之下列資產已按予銀行及證券行作為取得短期信貸融資之抵押：

	本集團	
	二零零四年	二零零三年
	千港元	千港元
投資物業	**15,000**	11,350
有價證券	**631,924**	54,583
銀行定期存款及現金	**15,182**	26,988
	662,106	92,921

31. 經營租約安排

本集團作為承租人：

	本集團	
	二零零四年	二零零三年
	千港元	千港元
根據物業之經營租約下，支付之最低租約付款	**1,119**	4,311

於資產負債表結算日，本集團根據租賃物業之不可撤消之經營租約而須於未來支付之最低租約付款之承諾如下：

	本集團	
	二零零四年	二零零三年
	千港元	千港元
一年內	**428**	1,075
第二年至第五年（首尾兩年包括在內）	**–**	428
	428	1,503

經營租約應付款為本集團若干辦公室物業之應付租金。租約協議平均2至5年期而租金亦固定平均為2年期。

29. 訴訟

(a) 於一九九八年十一月,nCube Corporation(「nCube」)向本公司之附屬公司香港數碼電視有限公司(「數碼電視」,前稱星光互動電視有限公司)及Star Telecom Services Limited(「STSL」,前稱香港星光國際網絡有限公司)發出令狀,就指稱數碼電視向nCube購買兩套MediaCube 3000系統,提出索償約 1,980,000美元(約相當於15,305,000 港元)連同利息之款項。nCube對STSL提出索償乃以數碼電視與nCube 之間之合約上之STSL蓋章為基礎。STSL已徵詢法律意見,而法律意見認為STSL不大可能要對nCube之索償負上法律責任。數碼電視亦正對nCube之索償作出抗辯,並已徵詢法律意見。

根據法律意見,數碼電視有合理依據就有關索償提出抗辯,故並未就有關索償在財務報告上作出任何撥備。數碼電視已於一九九八年十二月十四日提交答辯書,而nCube自該日起並未就有關訴訟採取進一步行動。有關訴訟於年內並無任何進展。

(b) Stellar One Corporation (「Stellar One」)根據香港公司條例第178條於一九九八年十一月,向數碼電視發出要求償還約1,152,000美元(約相當於8,983,000港元)之法定付款要求。 Stellar One於一九九八年十二月提出一項將數碼電視清盤之呈請,數碼電視對此項呈請作出強烈抗辯。數碼電視已申請一項針對Stellar One之繳付訟費保證金令。於一九九九年五月四日,法院下令Stellar One於一九九九年五月七日或之前支付200,000港元予法院,作為數碼電視之訟費保證金。Stellar One並未向法院支付該款項。

該項呈請已於一九九九年十一月撤銷,而Stellar One須向數碼電視支付堂費254,000港元。Stellar One 已表示其將會要求Honolulu法院作出仲裁,以追討有關款項。

數碼電視已徵詢法律意見,有關仲裁訴訟截至本財務報告獲批准之日並未展開。根據法律意見,數碼電視有合理依據就有關索償提出抗辯,因此,並未就該項索償於財務報告中作出任何撥備。

除上述事項外,本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁,而據董事所知,本集團任何成員公司概無任何尚未了結或可能面臨或已提出之重大訴訟或索償。

27. 遞延稅項

截至二零零四年十二月三十一日，本集團及本公司擁有可抵銷未來溢利之估計未動用稅項虧損為1,761,000,000港元及65,000,000港元（二零零三年：1,964,000,000港元及74,000,000港元），由於無法預知未來溢利，故並無確認遞延稅項資產。其稅項虧損可以無限期保留。

本集團其他可予扣減之暫時差異為33,000,000港元（二零零三年：32,000,000港元）。鑑於未來不大可能有應課稅溢利抵銷可動用之可扣減暫時差異，故本集團並無就可扣減暫時差異確認遞延稅項資產。

28. 或然負債

(a) 本公司已就旗下一間附屬公司所獲授予之一般融資向銀行提供擔保。該附屬公司於二零零四年十二月三十一日已動用融資款項6,591,000港元（二零零三年：4,846,000港元）。

此外，本公司亦就旗下附屬公司獲授之融資向多間證券行提供擔保。於二零零四年及二零零三年十二月三十一日，旗下之附屬公司並無動用任何融資。

(b) 就於以往年度出售一間附屬公司，本集團已就買方因轉讓該附屬公司之若干業務合約而蒙受及／或引致之一切負債、損失、成本及費用向買方提供賠償保證。

(c) 於一九九七年，本公司曾向電訊盈科有限公司（前稱得信佳集團有限公司（「得信佳」））前主要股東兼前主席及Chambord Investment Inc.就有關得信佳股份於聯交所上市而向得信佳提供若干賠償保證，以促成得信佳股份於聯交所上市而作出相互賠償保證。該等賠償保證乃涉及使用得信佳之商標，侵犯財產之許可使用，為取得銀行融資而向得信佳提供擔保及稅項負責。

有關上述(b)及(c)項，董事無法估計提供賠償保證及擔保所產生之財務影響。

26. 出售附屬公司

於附註11解釋，於二零零三年三月二十九日，本集團以1港元之代價出售其中國業務。負債淨額於出售日期如下：

	二零零三年 三月二十九日 千港元
出售之負債淨額:	
物業、廠房及設備	252
於一共同控制實體之權益	2,001
其他非流動資產	95
存貨	1,673
應收賬項、按金及預付款項	5,829
可收回稅項	8
銀行結餘及現金	800
應付賬項及應計費用	(51,679)
應付一間共同控制實體之款項	(1,200)
	(42,221)
應佔商譽	1,237
變現滙兑儲備	(125)
	(41,109)
出售溢利	41,109
現金代價總額	–
因出售之淨現金流出:	
現金代價	–
出售之銀行結餘及現金	(800)
	(800)

25. 儲備

	股份溢價	實繳盈餘	資本贖回儲備	認股權證儲備	保留溢利（累積虧損）	總額
	千港元	千港元	千港元	千港元	千港元	千港元
本公司						
於二零零三年一月一日	1,135,685	32,883	1,922	90,381	(465,890)	794,981
因行使認股權證而產生之溢價	87	-	-	(12)	-	75
收益表內已確認認股權證屆滿時所得之溢利	-	-	-	(90,369)	-	(90,369)
因資本重組及股份溢價之減少而減少累積虧損	(375,996)	-	-	-	465,148	89,152
本年度溢利	-	-	-	-	84,026	84,026
已付中期股息	-	-	-	-	(3,715)	(3,715)
於二零零三年十二月三十一日	759,776	32,883	1,922	-	79,569	874,150
股份購回（附註24(f)）	(82,958)	-	-	-	-	(82,958)
本年度虧損	-	-	-	-	(20,560)	(20,560)
已付股息	-	-	-	-	(17,876)	(17,876)
於二零零四年十二月三十一日	**676,818**	**32,883**	**1,922**	**-**	**41,133**	**752,756**

本公司之實繳盈餘乃於集團重組生效當日就交換附屬公司股份而發行之本公司股份之面值與所收購之附屬公司資產淨值兩者間之差額，減去其後向本公司作出之分派。

根據百慕達一九八一年公司法（經修訂），除保留溢利外，本公司之實繳盈餘亦可用以分派予股東。然而，在下列情況下，公司不得自實繳盈餘撥款宣佈或派發股息或進行分派：

(a) 公司目前或將在進行派發後無法於負債到期時還款；或

(b) 公司名下資產之可變現價值因此低於累積負債額及其已發行股本及股份溢價賬。

董事認為，本公司於二零零四年十二月三十一日可供分派予股東之儲備為 74,016,000港元（二零零三年：112,452,000港元）。

24. 股本（續）

附註：

根據本公司於二零零三年七月十四日所舉行之股東特別大會（「股東特別大會」）上通過由董事建議之決議案，本公司已進行下列之股本重組：

(a) (i) 將截至通過本決議案之日期當日本公司已發行股本中每股面值0.01港元之股本註銷0.0096港元之已繳股本，以削減本公司已發行股本，致使每股股份會被視作本公司已發行股本中一股面值0.0004港元之繳足股份；及

(ii) 每股法定但尚未發行股份之價值由每股0.01港元削減至0.0004港元，以使本公司之法定股本由300,000,000港元削減至12,000,000港元（「削減股本」）；

(b) 根據本公司之公司細則及百慕達適用法例，削減於二零零二年十二月三十一日本公司股份溢價賬一筆375,995,500港元之貸方進賬額（「削減股份溢價」），連同運用削減股本所產生之89,152,500港元之貸方進賬額，以對銷或削減於二零零二年十二月三十一日本公司累計結餘約465,890,000港元之累計虧損；

(c) 將每25股每股0.0004港元之削減股份合併（「股份合併」）為每股面值0.01港元之新股份（「新股份」）；及

(d) 完成削減股本及股份合併後，透過增設28,800,000,000股未發行之新股份，將本公司之法定股本由12,000,000港元增至300,000,000港元（「增加法定股本」）（統稱「股本重組」）。

股本重組於二零零三年七月十五日生效。

(e) 於二零零零年十二月三十一日止年度，本公司按於二零零零年五月十五日每持有五股普通股獲發一份認股權證之基準發行價值557,006,000港元之1,856,688,098份認股權證，每份作價0.05港元。每份認股權證之持有人有權由發行日期至二零零三年六月六日（首尾兩日包括在內）止期間隨時以現金按每股0.30港元（可予以調整）之價格認購本公司之普通股一股。

於截至二零零三年十二月三十一日止年度，價值77,000港元之256,507份認股權證已獲行使，以行使價每股0.3港元認購本公司256,507股普通股，而餘下價值556,923,000港元之1,856,409,741份尚未行使之認股權證已於二零零三年六月六日屆滿並且作廢，因此，認股權證儲備90,369,000港元獲調撥至綜合收益表。

(f) 於二零零四年八月，本公司按每股1.2港元以現金購回69,713,206股普通股。購回價較有關股份面值多出的82,958,000港元計入股份溢價賬。

23. 應付予附屬公司之款項

有關應付予附屬公司之款項並無抵押、免息及無固定還款期。附屬公司已確定不會於資產負債表結算日之後十二個月內要求還款。因此，有關款項以非流動形式展示。

24. 股本

	股份數目		面值	
	二零零四年	二零零三年	**二零零四年**	二零零三年
			千港元	千港元
每股面值0.01港元之普通股				
法定：				
於年初	**30,000,000,000**	30,000,000,000	**300,000**	300,000
削減股本（如附註a之定義）	**–**	(28,800,000,000)	**–**	(288,000)
年內增加（附註d）	**–**	28,800,000,000	**–**	288,000
於年終	**30,000,000,000**	30,000,000,000	**300,000**	300,000
已發行及繳足股款：				
於年初	**371,468,753**	9,286,462,340	**3,715**	92,865
行使認股權證（附註e）	**–**	256,507	**–**	2
股本重組	**–**	(8,915,250,094)	**–**	(89,152)
股份購回（附註f）	**(69,713,206)**	–	**(697)**	–
於年終	**301,755,547**	371,468,753	**3,018**	3,715

20. 應收賬項、按金及預付款項

本集團之一貫政策為給予其客戶平均30 至90 日之賬期。

以下為應收貿易賬項之賬齡分析：

	本集團	
	二零零四年	二零零三年
	千港元	千港元
90日內	**8,792**	12,471
91－180日	**41**	7
181－360日	**48**	–
	8,881	12,478
其他應收賬項、按金及預付款項	**19,524**	28,457
	28,405	40,935

21. 應收貸款

應收貸款並無抵押，按商業年利率計息及於一年內還款。

22. 應付賬項及應計費用

以下為應付貿易賬項之賬齡分析：

	本集團	
	二零零四年	二零零三年
	千港元	千港元
90 日內應付貿易賬項	**24,776**	1,723
其他應付賬項及應計費用	**7,607**	6,667
	32,383	8,390

18. 證券投資（續）

於二零零四年十二月三十一日，本集團投資股本證券上所持下列公司之權益超過本集團資產10%，以下為根據香港公司條例第129(2)條予以披露之詳情：

公司名稱	註冊成立地點	股份類別	本集團所持已發行股本百分比
聯合集團有限公司	香港	普通股	9.3%
Mulpha International Bhd.	馬來西亞	普通股	9.2%

19. 存貨

	本集團 二零零四年 千港元	本集團 二零零三年 千港元
供轉售之存貨－製成品	**9,626**	5,139

於二零零四年十二月三十一日，所有存貨乃按成本列賬（二零零三年：總值2,049,000港元之存貨按可變現淨值列賬）。

18. 證券投資

本集團

	供買賣投資		其他證券		總額	
	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	千港元	千港元	千港元	千港元	千港元
股本證券						
－在香港上市	**456,312**	425,249	**128,176**	112,045	**584,488**	537,294
－在海外上市	**244,185**	22,597	**30,552**	29,418	**274,737**	52,015
	700,497	447,846	**158,728**	141,463	**859,225**	589,309
債務證券						
－非上市（附註）	**–**	–	**156,247**	256,247	**156,247**	256,247
單位信托基金						
－非上市	**–**	–	**8,301**	–	**8,301**	–
	700,497	447,846	**323,276**	397,710	**1,023,773**	845,556
就申報而分析之賬面值						
－非流動	**–**	–	**313,919**	388,115	**313,919**	388,115
－流動	**700,497**	447,846	**9,357**	9,595	**709,854**	457,441
	700,497	447,846	**323,276**	397,710	**1,023,773**	845,556
上市證券之市值	**700,497**	447,846	**158,728**	141,463	**859,225**	589,309

附註： 該等債務證券為新鴻基有限公司（「新鴻基」）發行及聯合集團有限公司（「聯合」）之債款票據，此乃本集團於二零零三年出售新鴻基及聯合股票之部份代價。該等債款票據分別按年息4厘及2.25厘計算及可於二零零八年三月七日及二零零八年八月十五日或之前贖回。

16. 物業、廠房及設備（續）

本集團所持土地及樓宇之分析如下：

	本集團	
	二零零四年	二零零三年
	千港元	千港元
根據中期租約在香港持有之物業	5,150	4,345
根據下列租約在中國持有之物業：		
一長期租約	–	2,800
一中期租約	–	3,480
	5,150	10,625

本集團名下所有土地及樓宇，經由獨立專業物業估值行戴德梁行有限公司於二零零四年十二月三十一日按公開市場基準重估其價值。因重估所產生之增值為1,704,000港元及608,000港元，已分別計入綜合收益表及資產重估儲備。

倘本集團名下所有土地及樓宇均按成本減累積折舊及攤銷列賬，此等物業之賬面值應為6,892,000港元（二零零三年：18,482,000港元）。

17. 於附屬公司之權益

	本公司	
	二零零四年	二零零三年
	千港元	千港元
非上市股份，按成本值	32,168	32,168
應收附屬公司款項	3,980,215	3,887,417
	4,012,383	3,919,585
減：應收附屬公司款項撥備	(1,822,548)	(1,822,548)
	2,189,835	2,097,037

於二零零四年十二月三十一日之主要附屬公司詳情載於附註34。

董事認為，應收附屬公司款項不會於資產負債表結算日之後十二個月內償還，故歸納為非流動性質。

16. 物業、廠房及設備

	租賃土地及樓宇 千港元	電腦及電子設備 千港元	傢俬及裝置 千港元	車輛 千港元	總額 千港元
本集團					
成本值或估值					
於二零零四年一月一日	10,625	2,088	2,765	501	15,979
添置	–	92	375	–	467
出售	–	(32)	(82)	–	(114)
重估增值	2,075	–	–	–	2,075
轉往投資物業	(7,550)	–	–	–	(7,550)
於二零零四年十二月三十一日	**5,150**	**2,148**	**3,058**	**501**	**10,857**
包括：					
按成本值	–	2,148	3,058	501	5,707
按二零零四年估值	5,150	–	–	–	5,150
	5,150	2,148	3,058	501	10,857
折舊及攤銷					
於二零零四年一月一日	–	1,223	1,922	501	3,646
本年度撥備	237	428	421	–	1,086
因出售而撇銷	–	(18)	(46)	–	(64)
因估值而撇銷	(237)	–	–	–	(237)
於二零零四年十二月三十一日	**–**	**1,633**	**2,297**	**501**	**4,431**
賬面淨值					
於二零零四年十二月三十一日	**5,150**	**515**	**761**	**–**	**6,426**
於二零零三年十二月三十一日	10,625	865	843	–	12,333

15. 投資物業（續）

本集團所持投資物業之分析如下：

	二零零四年 千港元	二零零三年 千港元
根據中期租約而持有之物業：		
一在香港	**20,990**	14,850
一在中國	**20,850**	16,700
根據長期租約持有而位於中國之物業	**2,800**	–
	44,640	31,550

本集團名下之投資物業，經由獨立專業物業估值行戴德梁行有限公司於二零零四年十二月三十一日按公開市場基準重估該等物業之價值。所產生之重估增值5,540,000港元已計入綜合收益表。

本集團所持有之部份投資物業已根據經營租約租出。

14. 每股盈利

每股基本及攤薄盈利乃根據下列數據計算：

	二零零四年 千港元	二零零三年 千港元
計算每股基本及攤薄盈利所依據之盈利	**203,274**	292,078
	股份數目	股份數目
計算每股基本及攤薄盈利所依據之普通股份加權平均數	**347,849,919**	371,464,499

在計算二零零三年度每股攤薄盈利時，由於本公司尚未行使之認股權證之行使價均高於股份平均市價，因此假設本公司尚未行使之認股權證不獲行使。該等認股權證已於二零零三年六月屆滿並且作廢，詳情載於附註24(e)。

15. 投資物業

	本集團 千港元
估值	
於二零零四年一月一日	31,550
重估增值	5,540
由租賃土地及樓宇轉入	7,550
於二零零四年十二月三十一日	**44,640**

12. 稅項支出(續)

於上年度並無任何應課稅溢利,故並無在財務報表上提撥香港利得稅撥備。

於其他司法權區產生之稅項已按有關司法權區之適用稅率計算。

年度之稅項支出與收益表內之溢利調節如下:

	二零零四年 千港元	二零零三年 千港元
除稅前溢利	**203,401**	292,414
按本地利得稅稅率17.5%(二零零三年:17.5%)	**(35,595)**	(51,172)
不可減免開支之稅項影響	**(5,797)**	(17,707)
毋須課稅收入之稅項影響	**6,843**	32,647
動用過往未確認稅項虧損	**35,439**	39,972
未確認稅項虧損之稅項影響	**(1,174)**	(3,799)
前年度不足撥備	**–**	(232)
於其他司法權區經營之附屬公司 不同稅率之影響	**(54)**	(49)
其他	**211**	4
本年度稅項支出	**(127)**	(336)

13. 股息

	二零零四年 千港元	二零零三年 千港元
普通股:		
已付中期股息-每股0.01港元(二零零三年:0.01港元)	**3,017**	3,715
建議末期股息-每股0.04港元(二零零三年:0.04港元)	**12,070**	14,859

董事建議派發每股0.04港元之末期股息,此項建議尚待股東於股東大會上批准。

11. 出售附屬公司之溢利（續）

中國業務於二零零三年一月一日至二零零三年三月二十九日期內之業績（已包括在綜合收益表內）如下：

	千港元
營業額	1,062
經營成本	(2,034)
應佔一間共同控制實體之業績	(28)
本期間虧損	(1,000)

於截至二零零三年十二月三十一日止年度，中國業務並未為本集團業績之現金流量淨值帶來重大之貢獻。

中國業務於出售當日之資產及負債賬面值，列載於附註26。

出售中國業務產生溢利41,109,000港元，此筆款項相當於出售所得款項減Fulltime集團於出售日期負債淨額之賬面值、應佔商譽及滙兑儲備（見附註26）。上述交易並無產生税項支出或撥回。

12. 税項支出

	二零零四年 千港元	二零零三年 千港元
本年期税項：		
於香港之利得税	(13)	–
於中國之所得税	(114)	(104)
於前年度撥備不足		
香港	–	(3)
中國	–	(229)
	(127)	(336)

香港利得税乃根據本年度之估計應課税溢利按17.5%之税率計算。

10. 董事酬金及最高薪人仕（續）

最高薪人仕

於本年度，五名最高薪人仕包括三名董事（二零零三年：二位），詳情已載於上文。本集團餘下二位最高薪人仕（二零零三年：三位）之酬金如下：

	二零零四年	二零零三年
	千港元	千港元
薪金及其他福利	1,227	1,958
與表現相關的獎金	75	–
退休福利計劃供款	24	61
	1,326	2,019

酬金之分佈如下：

	二零零四年	二零零三年
	僱員人數	僱員人數
零至1,000,000港元	2	3

11. 出售附屬公司之溢利

在二零零三年三月，Fulltime Profits Limited（本公司之一間間接全資附屬公司）及其附屬公司（「Fulltime集團」），於中國之流動電話分銷業務及智能大廈系統集成項目（統稱「中國業務」）已以代價港幣1元出售予一位獨立第三方人士。出售已於二零零三年三月二十九日完成及於當日將中國業務之控制權轉交給收購者。

10. 董事酬金及最高薪人仕

董事酬金

董事酬金分析如下：

	二零零四年 千港元	二零零三年 千港元
袍金：		
執行董事	–	–
非執行董事	–	–
獨立非執行董事	200	267
	200	267
執行董事享有之其他酬金：		
薪金及其他福利	2,470	1,709
與表現相關的獎金	12,360	–
退休福利計劃供款	36	45
董事酬金總額	15,066	2,021

董事酬金之分佈如下：

	二零零四年 董事人數	二零零三年 董事人數
零至1,000,000港元	5	6
1,500,001至2,000,000港元	1	–
12,000,001至12,500,000港元	1	–

截至二零零四年十二月三十一日止兩年度內各年，並無因為喪失職銜引致之賠償予董事或前董事，亦未有董事免除任何酬金。

8. 經營業務溢利

	二零零四年 千港元	二零零三年 千港元
經營業務溢利已扣除(撥回):		
核數師酬金	**800**	620
已確認為支出之存貨成本	**201,511**	90,182
投資物業重估減值	**–**	1,060
租賃土地及樓宇重估減值	**–**	68
物業、廠房及設備之折舊及攤銷	**1,086**	1,461
其他非流動資產已確認之減值虧損	**–**	124
出售物業、廠房及設備之虧損	**41**	398
員工成本,包括董事酬金	**23,899**	12,478
經營租約物業扣除開支266,000港元 (二零零三年:253,000港元)之租金收入	**(2,178)**	(3,096)

9. 融資成本

此數額代表於五年內全數償還銀行及其他借貸之利息。

6. 投資之溢利淨額

	二零零四年 千港元	二零零三年 千港元
衍生工具之已變現溢利(虧損)淨額	**3,939**	(14,205)
供買賣投資之未變現溢利淨額	**56,580**	137,976
供買賣投資之已確認減值虧損(附註a)	**–**	(2,409)
債款票據提早贖回的折價(附註b)	**(1,500)**	–
	59,019	121,362

附註:

(a) 其中一項買賣證券之上市地位已於二零零四年一月十九日取消。董事認為該項買賣投資之價值已全數減值。

(b) 本集團所持新鴻基所發行的債款票據(定義見附註18),價值100,000,000港元的部份獲提早贖回,提早贖回的折價為1,500,000港元,因此有關贖回的淨收益為98,500,000港元。

7. 其他經營收入

	二零零四年 千港元	二零零三年 千港元 (重列)
利息收入:		
一債務證券	7,478	7,275
一銀行	602	479
一其他	166	8
	8,246	7,762
訴訟賠償(附註)	–	4,941
投資物業重估增值	5,540	–
租賃土地及樓宇重估增值	1,704	–
滙兑收益淨額	4,668	–
其他	244	1,713
	20,402	14,416

附註: 當中包括一項4,778,000港元之賠償,作為解決關於前僱員之不恰當行為而造成損失之訴訟。

5. 業務及地區資料（續）

地區分項

本集團之經營業務分佈於香港及中國內地（「中國」）。

本集團之流動電話分銷業務在香港進行，證券買賣及投資業務以及財務服務業務在香港進行。投資物業的租金收入來自香港及中國，而佣金收入則來自香港。

以下列表提供本集團按市場地區收入之分析：

	按市場地區之收入	
	二零零四年	二零零三年
	千港元	千港元
香港	853,621	498,544
中國	1,368	2,284
	854,989	500,828

以下為按照資產分佈之地區，以分項資產之賬面值及物業、廠房及設備之增加之分析：

	分項資產之賬面值		物業、廠房及設備之增加	
	於二零零四年十二月三十一日	於二零零三年十二月三十一日	截至二零零四年十二月三十一日止年度	截至二零零三年十二月三十一日止年度
	千港元	千港元	千港元	千港元
香港	1,237,996	1,098,756	218	277
中國	25,867	24,700	249	–
	1,263,863	1,123,456	467	277

5. 業務及地區資料（續）

業務分項（續）

截至二零零三年十二月三十一日止年度（續）

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	其他 千港元	綜合 千港元 (重列)
資產負債表						
資產						
分項資產	37,760	855,176	28,823	38,960	–	960,719
未分攤之公司資產						162,737
綜合總資產						1,123,456
負債						
分項負債	2,740	3,167	–	1,174	–	7,081
未分攤之公司負債						12,838
綜合總負債						19,919

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	其他 千港元	未分攤之分項 千港元	綜合 千港元
其他資料							
資本開支	233	–	–	–	–	44	277
折舊及攤銷	511	–	–	167	32	751	1,461
綜合收益表內已確認之減值虧損	–	2,409	–	–	–	124	2,533
其他非現金支出	–	–	–	1,128	–	398	1,526

5. 業務及地區資料（續）

業務分項（續）

截至二零零三年十二月三十一日止年度

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	其他 千港元	綜合 千港元 （重列）
收入						
對外銷售	98,775	387,899	2,476	3,349	1,034	493,533
其他經營收入	–	7,275	20	–	–	7,295
	98,775	395,174	2,496	3,349	1,034	500,828
業績						
分項業績	1,301	174,471	2,484	(505)	(2,520)	175,231
未分攤之其他經營收入						7,121
未分攤之公司支出						(20,843)
經營業務溢利						161,509
融資成本						(545)
認股權證屆滿時所得之溢利						90,369
出售附屬公司之溢利	41,109	–	–	–	–	41,109
應佔一間共同控制實體之業績	–	–	–	–	(28)	(28)
除税前溢利						292,414
税項支出						(336)
本年度溢利						292,078

5. 業務及地區資料（續）

業務分項（續）

截至二零零四年十二月三十一日止年度（續）

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	其他 千港元	綜合 千港元
資產負債表						
資產						
分項資產	31,928	1,043,315	104,034	44,986	–	1,224,263
未分攤之公司資產						39,600
綜合總資產						1,263,863
負債						
分項負債	5,152	21,536	1,048	1,540	–	29,276
未分攤之公司負債						10,935
綜合總負債						40,211

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	未分攤之分項 千港元	綜合 千港元
其他資料						
資本開支	177	–	–	249	41	467
折舊及攤銷	572	–	–	271	243	1,086
其他非現金支出	–	–	–	–	41	41

5. 業務及地區資料

業務分項

於管理上，本集團現時分為四大營運業務，分別是流動電話分銷、證券買賣及投資、財務服務和物業投資。上述四大業務乃本集團滙報主要分項資料所按之基準。

關於此等業務之分項資料呈列如下：

截至二零零四年十二月三十一日止年度

	流動電話分銷	證券買賣及投資	財務服務	物業投資	未分攤之分項	綜合
	千港元	千港元	千港元	千港元	千港元	千港元
收入						
對外銷售	237,205	592,055	15,787	2,444	–	847,491
其他經營收入	–	7,478	20	–	–	7,498
	237,205	599,533	15,807	2,444	–	854,989
業績						
分項業績	21,791	191,026	15,747	781	–	229,345
未分攤之其他經營收入	–	–	–	5,540	7,364	12,904
未分攤之公司支出						(38,318)
經營業務溢利						203,931
融資成本						(530)
除税前溢利						203,401
税項支出						(127)
本年度溢利						203,274

4. 營業額

	二零零四年 千港元	二零零三年 千港元 （重列）
銷售流動電話	**237,205**	98,775
出售上市買賣投資之收益	**581,128**	381,237
上市投資之股息收入	**10,927**	6,662
應收貸款之利息收入	**11,933**	2,341
佣金收入	**3,854**	135
租金收入	**2,444**	3,349
銷售其他通訊產品	**–**	1,034
	847,491	493,533

3. 主要會計政策（續）

稅項（續）

遞延稅項乃按預期於償還負債或變現資產期間適用之稅率計算。遞延稅項將於利潤表扣除或計入利潤表，除非遞延稅項與直接於權益扣除或計入權益之項目有關，在此情況下則遞延稅項亦計入權益內。

租賃

如果租賃條款在實質上將與資產擁有權有關的所有風險和報酬轉讓給承租人，該租賃則歸類為融資租賃。所有其他租賃則歸類為經營租賃。

本集團作為出租人

從經營租賃得到之租金，以直線法按有關租賃予以確認。

本集團作為承租人

根據經營租賃下之應付租金，以直線法按有關租賃，以支出形式扣除。

退休福利計劃

本集團之定額供款退休計劃、強制性公積金計劃或中央公積金計劃之供款於到期日以支出形式扣除。

外幣

以其他貨幣進行之交易乃按交易當日之主要匯率兌換記錄。以此其他貨幣為單位之貨幣資產及負債乃按資產負債表結算日之主要匯率重新兌換。匯兌損益已包括在本年度之溢利或虧損淨額。

在綜合賬目時，本集團於海外之業務以港元以外其他貨幣為單位之資產及負債乃按資產負債表結算日之主要匯率兌換為港元。以港元以外其他貨幣為單位之收益及開支項目以期內平均匯率兌換港元，所產生之匯兌差額（如有）均歸類為資本及儲備並撥入本集團之匯兌儲備內，此等匯兌差額將於該等業務出售之期間確認為收入或支出。

3. 主要會計政策(續)

用於交易及投資的衍生工具

本集團買賣衍生工具之活動乃根據公平價值記錄,而未變現損益則於收益表反映。交易持倉之公平價值一般是根據上市市價計算,如不能提供上市市場價值或本集團之持倉套現合理地被認為會對市價產生衝擊,公平價值之衡量則會根據其他有關因素計算,包括經紀報價及不同市場(包括於不同地區之市場)上類似工具之報價。若干衍生工具合約之公平價值源於計價模式,即考慮該財務工具或商品之當時市場價格及合約上之價格,或相關持倉之時值、收益曲線或波動因素。

稅項

稅項支出乃指本期應付稅項加上遞延稅項之總額。

本期應付稅項乃按本期間之應課稅溢利計算。由於應課稅溢利不包括於其他期間應課稅或可獲減免之收支項目,亦不包括利潤表內毋須課稅或不獲減免之項目,故應課稅溢利與利潤表所列示之淨溢利有所不同。

遞延稅項指就財務報告表所載資產負債與計算應課稅溢利所採用之相應稅基,兩者賬面值間之差異而預期應付或可收回之稅項,並採用資產負債表負債法計算。一切應課稅臨時差異一般確認為遞延稅項負債,及倘應課稅溢利可能足以抵銷可獲減免之臨時差異,則確認為遞延稅項資產。倘因商譽(或負商譽)或初步確認(業務綜合除外)交易之其他資產負債而產生之臨時差異不會影響應課稅溢利或會計溢利,則有關資產及負債不予確認。

附屬公司投資以及於合營企業之權益所產生之應課稅臨時差異確認為遞延稅項負債,惟以本集團能控制其撥回及於可見將來可能不獲撥回之臨時差異為限。

遞延稅項資產之賬面值會於各結算日審核,及調低至再無可能有應課稅溢利足以撥回全部或部份資產。

3. 主要會計政策(續)

證券投資(續)

所有證券(持有至期滿之債務證券除外)均於往後之申報日期按公平價值衡量價值。

倘證券乃持作買賣用途,未變現損益均列入期內之溢利或虧損淨額。其他證券方面,未變現損益均撥入股本權益處理,直至出售有關證券或確定已出現減值為止,屆時累積損益均列入期內之溢利或虧損淨額。

存貨

存貨(指供買賣之商品)按成本或可變現淨值兩者間之較低者列賬。成本乃按加權平均法計算。

其他非流動資產

其他非流動資產(指會所債券)按成本值減除任何已確認之減值虧損。

減值

於各結算日,本集團均會審閱其資產之賬面值,藉以確認該等資產有否出現減值虧損。倘本集團估計某項資產之可收回金額低於其賬面值,則該項資產之賬面值須減低至其可收回金額。減值虧損將即時確認為開支,除非有關資產根據另一項準則以重估金額列賬,則上述減值虧損將根據該項準則視為重估減值。

倘某項減值虧損其後撥回,則該項資產之賬面值須增至其可收回金額之經修訂估計數額,惟增加後之賬面值不得超過以往年度資產並無確認減值虧損而釐定之賬面值。撥回減值虧損將即時確認為收入,除非有關資產根據另一項準則以重估金額列賬,則撥回減值虧損將被視為重估增值。

3. 主要會計政策(續)

物業、廠房及設備(續)

物業、廠房及設備之折舊及攤銷乃以直線法於其估計可用年限按如下年率撇銷成本:

租賃土地	按租約餘下年期
樓宇	按租約年期或30-50 年(以較短者為準)
電腦及電子設備	20%
傢俬及裝置	20%-50%
車輛	20%-50%

出售或棄置某項資產之損益,視乎出售該項資產所得款項與其賬面值兩者間之差額而定,及於收益表內確認。

附屬公司

於附屬公司之投資乃按成本減除任何已確認之減值虧損,呈列在本公司之資產負債表。

共同控制實體

任何合營安排涉及成立獨立實體,且合營各方均擁有該實體的權益者,乃稱為共同控制實體。

本集團於共同控制實體之權益乃按本集團分佔共同控制實體之資產淨值列入綜合資產負債表,當中須加上收購時所支付之溢價或扣減收購時之任何折讓,並以任何尚未撇銷、攤銷或解除至收入扣減已辨認之減值為限。本集團分佔共同控制實體之收購後業績乃列入綜合收益表內。

證券投資

證券投資按交易日期基準確認,最初按成本計算。

於往後之申報日期,本集團已表明其意向有能力持有至期滿之債務證券(持有至期滿之債務證券),按已攤銷之成本值,減除任何反映其不可復原數目之已確認減值虧損衡量價值。

3. 主要會計政策(續)

投資物業

投資物業為已落成之物業,乃因其具有投資潛質而持有,任何租金收入均按公平原則磋商。

投資物業乃按其公開市值(以於資產負債表結算日之獨立專業估值為依據)列賬。任何投資物業之重估增值或減值均撥入投資物業重估儲備或自投資物業重估儲備扣除,除非此項儲備之結餘不足以彌補重估減值,在此情況下,重估減值超出投資物業重估儲備之數額於損益表中扣除。倘之前已於損益表中扣除一項重估減值而其後出現重估增值,此項增值須於損益表中入賬,數額以早前扣除之減值為限。

在出售某項投資物業時,該項物業所佔之投資物業重估儲備均轉移至收益表中。

除租約剩餘年期(包括可續約年期)為20年或以下外,投資物業均不計算折舊。

物業、廠房及設備

物業、廠房及設備均按成本值或估值減除折舊、攤銷及任何已確定之減值虧損後列賬。

土地及樓宇乃按其重估值(即按現有用途基準於重估日期之公平價值減除其後出現之任何累積折舊,攤銷及任何其後之減值虧損)列於資產負債表。重估工作定期進行,頻密程度以足夠令賬面值不致大幅偏離於資產負債表結算日之公平價值為準。

任何因土地及樓宇之重估所產生之增值均撥入資產重估儲備內,因重估土地及樓宇而致賬面淨值減少之價值須以支出形式扣除,除因相同之資產於以往重估時而引致之重估減值已確認為支出,此等重估增值需撥入損益表中但不能超越以往之減值支出。因重估土地及樓宇而致賬面淨值減少之數額須以支出形式處理,惟以超出以往就重估該特定物業而撥入重估儲備之餘額(如有)為限。在日後出售土地及樓宇時,於以往年度尚未轉撥至保留溢利之應計重估增值均轉撥至保留溢利。

3. 主要會計政策(續)

負值商譽

負值商譽乃指集團在收購日應佔附屬公司之可認定資產及負債公平值之權益高於收購成本。

在二零零一年一月一日前,由收購附屬公司產生之負值商譽,將繼續保留在儲備賬內,並在出售有關附屬公司時會撥作收益。

在二零零一年一月一日後,由收購附屬公司產生之負值商譽,將會根據市況分析從資產中扣除並計算為收益。

如負值商譽部份屬於在收購日之可預期虧損或支出,但此並不等同於收購日可確定之負債,則在此等虧損或支出所發生之期間計算為收益。其剩餘負值商譽部份,並未高出於已收購之可認定非貨幣性資產之公平價值,則按其可確定及已收購之可供折舊資產之平均剩餘可使用年期,以收入方式按直線法入賬。如負值商譽高出於已收購之可確定非貨幣性資產之公平總值時,則該高出之部份即時以收入方式入賬。

收入確認

證券買賣乃在執行有關交易時予以確認。

貨品銷售額乃在貨品付運及擁有權經已轉移時予以確認。

投資之股息收入乃在確定本集團可收取有關款項之權利時予以確認。

利息收入根據結存本金及適用利率按時間基準累計。

佣金收入在提供服務時予以確認。

租金收入(包括就根據經營租約出租之物業提早開列發票之租金)乃於租約期內按直線基準確認。

3. 主要會計政策

財務報表按歷史成本慣例編製及依投資物業、土地及樓宇及證券投資之重新估價而修定。

財務報表乃根據香港普遍採納之會計原則而編製，所採用之會計政策原則如下：

綜合基準

綜合財務報表合併了本公司及其附屬公司每年截至十二月三十一日之財務報表。

年內所收購或出售之附屬公司之業績適當地由收購之生效日起計，或截至出售之生效日為止已包括入綜合收益表。

本集團內所有公司間之重大交易及結餘均在綜合賬目時對銷。

商譽

綜合賬目時產生之商譽指收購代價高於本集團應佔有關附屬公司可認定資產及負債於收購日期之公平價值之差額。

於二零零一年一月一日前，因收購而產生之商譽將繼續保留於儲備中，當出售有關附屬公司時，或當商譽被決定減值時，商譽將在收益表中扣除。

於二零零一年一月一日後，因收購而產生之商譽將轉作固定資產及以直線法於其可用年限攤銷。因收購附屬公司而產生之商譽已分開呈列在資產負債表。

於出售附屬公司時，未攤銷之商譽／以往用作抵銷或增加儲備之商譽才計算在出售收入或虧損。

1. 一般事項

本公司於百慕達註冊成立為一間受豁免有限公司，其股份在香港聯合交易所有限公司(「聯交所」)上市。

本公司為一間投資控股公司，其主要附屬公司之業務載於附註34。

本集團截至二零零四年十二月三十一日止年度將提供財務服務所得的利息收入及佣金收入，以及出租投資物業所得的租金收入重新定義為營業額之部份。故此，於截至二零零三年十二月三十一日止年度用作比較之應收貸款利息收入(2,341,000港元)，佣金收入(135,000港元)及租金收入(3,349,000港元)已由其他經營收入重新分類為營業額。

2. 近日發佈之會計準則之潛在影響

於二零零四年，香港會計師公會發佈了一系列全新或經修訂的香港財務報告準則及香港會計準則(統稱「新準則」)，這些新準則適用於二零零五年一月一日開始或之後之會計年度。本集團沒有提早在截至二零零四年十二月三十一日止年度財務報告表中運用此等新準則。

本集團已開始衡量此等新準則對本集團之潛在影響，但現時未能確定此等新準則會否對如何編製本集團的營運結果、財務狀況之編製及呈報方式帶來重大影響。此等新準則或會改變本集團將來編製及呈列業績及財務狀況的方式。

綜合現金流量表

於二零零四年十二月三十一日止年度

	附註	二零零四年 千港元	二零零三年 千港元 （重列）
投資業務			
出售其他投資所得款項		**98,500**	63,835
已收利息		**20,179**	10,103
已收股息		**10,927**	6,662
出售物業、廠房及設備所得款項		**9**	13
有抵押銀行定期存款減少（增加）		**11,806**	(19,421)
購買其他投資		**(7,779)**	(14,485)
出售一間附屬公司之現金流出淨額	26	**–**	(800)
購買物業、廠房及設備		**(467)**	(277)
投資業務之現金淨額		**133,175**	45,630
融資業務			
新增關連公司貸款		**271,775**	–
償還關連公司貸款		**(271,775)**	–
股份購回		**(83,655)**	–
新增銀行貸款		**–**	170,067
行使認股權證所得款項		**–**	77
償還銀行貸款		**–**	(170,067)
融資業務之現金（流出）流入淨額		**(83,655)**	77
現金及現金等值（減少）增加淨額		**(102,333)**	55,238
外幣滙率轉變之影響		**(2)**	(2,174)
年初之現金及現金等值		**134,600**	81,536
年終之現金及現金等值， 代表銀行結餘及現金		**32,265**	134,600

截至二零零四年十二月三十一日止年度

	二零零四年 千港元	二零零三年 千港元 （重列）
經營業務		
經營業務溢利	**203,931**	161,509
調整項目：		
利息收入	**(20,179)**	(10,103)
股息收入	**(10,927)**	(6,662)
物業、廠房及設備之折舊及攤銷	**1,086**	1,461
其他非流動資產已確認之減值虧損	**–**	124
出售物業、廠房及設備之虧損	**41**	398
投資之已變現及未變現溢利淨額	**(60,519)**	(123,771)
債款票據提早贖回的折價	**1,500**	–
供買賣投資之已確認減值虧損	**–**	2,409
投資物業之重估（增值）減值	**(5,540)**	1,060
租賃土地及樓宇之重估（增值）減值	**(1,704)**	68
營運資金變動前之經營現金流量	**107,689**	26,493
存貨（增加）減少	**(4,487)**	3,503
買賣投資（增加）減少	**(192,153)**	67,836
應收賬項、按金及預付款項減少（增加）	**12,530**	(23,661)
應收貸款增加	**(77,191)**	(20,827)
應付賬項及應計費用增加	**23,993**	419
客戶訂金及預收款項減少	**(3,716)**	(39,801)
經營業務之現金（流出）流入	**(133,335)**	13,962
已付利息	**(530)**	(545)
已付股息	**(17,876)**	(3,715)
已付稅款	**(112)**	(171)
經營業務之現金（流出）流入淨額	**(151,853)**	9,531

綜合權益變動表

截至二零零四年十二月三十一日止年度

	股本 千港元	股份溢價 千港元	負值商譽 千港元	商譽 千港元	認股權證儲備 千港元	資產重估儲備 千港元	資本贖回儲備 千港元	匯兑儲備 千港元	保留溢利（累積虧損） 千港元	總額 千港元
於二零零三年一月一日	92,865	1,135,685	32,883	(1,237)	90,381	(90,725)	1,922	2,140	(465,148)	798,766
其他投資重估增值	-	-	-	-	-	52,280	-	-	-	52,280
因換算海外附屬公司之財務報表所產生之滙兑差額	-	-	-	-	-	-	-	(2,015)	-	(2,015)
綜合收益表內未確認之溢利（虧損）淨額	-	-	-	-	-	52,280	-	(2,015)	-	50,265
因行使認股權證而產生以溢價發行股份	2	87	-	-	(12)	-	-	-	-	77
因資本重組及股份溢價之減少而減少累積虧損（附註24）	(89,152)	(375,996)	-	-	-	-	-	-	465,148	-
收益表內已確認認股權證屆滿時所得之溢利	-	-	-	-	(90,369)	-	-	-	-	(90,369)
因出售附屬公司而調撥	-	-	-	1,237	-	-	-	(125)	-	1,112
因出售其他投資所產生之重估儲備而調撥	-	-	-	-	-	55,323	-	-	-	55,323
年內溢利	-	-	-	-	-	-	-	-	292,078	292,078
已付中期股息	-	-	-	-	-	-	-	-	(3,715)	(3,715)
於二零零三年十二月三十一日	3,715	759,776	32,883	-	-	16,878	1,922	-	288,363	1,103,537
其他投資重估增值	-	-	-	-	-	17,766	-	-	-	17,766
租賃土地及樓宇重估盈餘	-	-	-	-	-	608	-	-	-	608
因換算海外附屬公司之財務報表所產生之滙兑差額	-	-	-	-	-	-	-	(2)	-	(2)
綜合收益表內未確認之溢利（虧損）淨額	-	-	-	-	-	18,374	-	(2)	-	18,372
股份購回（附註24(f)）	(697)	(82,958)	-	-	-	-	-	-	-	(83,655)
年內溢利	-	-	-	-	-	-	-	-	203,274	203,274
已付股息	-	-	-	-	-	-	-	-	(17,876)	(17,876)
於二零零四年十二月三十一日	**3,018**	**676,818**	**32,883**	**-**	**-**	**35,252**	**1,922**	**(2)**	**473,761**	**1,223,652**

於二零零四年十二月三十一日

	附註	二零零四年 千港元	二零零三年 千港元
非流動資產			
於附屬公司之權益	17	**2,189,835**	2,097,037
流動資產			
按金及預付款項		**341**	267
銀行結餘及現金		**8,717**	120,952
		9,058	121,219
流動負債			
應計費用		**1,276**	1,082
流動資產淨值		**7,782**	120,137
總資產減流動負債		**2,197,617**	2,217,174
非流動負債			
應付予附屬公司之款項	23	**1,441,843**	1,339,309
資產淨值		**755,774**	877,865
資本及儲備			
股本	24	**3,018**	3,715
儲備	25	**752,756**	874,150
總資本及儲備		**755,774**	877,865

董事	*董事*
莊淑涴女士	**王炳忠拿督**

綜合資產負債表

於二零零四年十二月三十一日

	附註	二零零四年 千港元	二零零三年 千港元
非流動資產			
投資物業	15	44,640	31,550
物業、廠房及設備	16	6,426	12,333
證券投資	18	313,919	388,115
其他非流動資產		528	528
		365,513	432,526
流動資產			
存貨	19	9,626	5,139
證券投資	18	709,854	457,441
應收賬項、按金及預付款項	20	28,405	40,935
應收貸款	21	103,018	25,827
有抵押銀行定期存款	30	15,182	26,988
銀行結餘及現金		32,265	134,600
		898,350	690,930
流動負債			
應付賬項及應計費用	22	32,383	8,390
客戶訂金及預收款項		3,513	7,229
應付稅項		4,315	4,300
		40,211	19,919
流動資產淨值		858,139	671,011
資產淨值		1,223,652	1,103,537
資本及儲備			
股本	24	3,018	3,715
儲備		1,220,634	1,099,822
總資本及儲備		1,223,652	1,103,537

載於第16至61頁之財務報告於二零零五年四月十五日獲董事會批准及授權發佈，並由下列董事代表董事會簽署：

董事
莊淑涴女士

董事
王炳忠拿督

截至二零零四年十二月三十一日止年度

	附註	二零零四年 千港元	二零零三年 千港元 （重列）
營業額	4	**847,491**	493,533
銷售成本		**(670,343)**	(429,109)
毛利		**177,148**	64,424
投資之溢利淨額	6	**59,019**	121,362
其他經營收入	7	**20,402**	14,416
分銷成本		**(11,702)**	(6,621)
行政支出		**(40,389)**	(28,138)
其他經營支出		**(547)**	(3,934)
經營業務溢利	8	**203,931**	161,509
融資成本	9	**(530)**	(545)
認股權證屆滿時所得之溢利	24(e)	**–**	90,369
出售附屬公司之溢利	11	**–**	41,109
應佔共同控制實體之業績		**–**	(28)
除税前溢利		**203,401**	292,414
税項支出	12	**(127)**	(336)
本年度溢利		**203,274**	292,078
股息	13		
一已付中期股息		**3,017**	3,715
一建議末期股息		**12,070**	14,859
每股盈利	14		
一基本及攤薄		**0.58港元**	0.79港元



德勤。關黃陳方會計師行
香港中環干諾道中111號
永安中心26樓

電話：+ 852 2852 1600
傳真：+ 852 2541 1911
電子郵件：mail@deloitte.com.hk
www.deloitte.com/cn

Deloitte Touche Tohmatsu
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

Tel: + 852 2852 1600
Fax: + 852 2541 1911
Email: mail@deloitte.com.hk
www.deloitte.com/cn

致COL CAPITAL LIMITED
中國網絡資本有限公司*
（前稱CHINA ONLINE (BERMUDA) LIMITED中國網絡（百慕達）有限公司）列位股東
（於百慕達註冊成立之有限公司）

本核數師行已完成審核載於第16至61頁按照香港普遍採納之會計準則編製的財務報告。

董事及核數師的個別責任

貴公司董事須負責編製真實與公平之財務報告。在編製該等真實與公平之財務報告時，董事必須貫徹採用合適之會計政策。

本行之責任是根據本行的審核工作之結果，對該等財務報告表達獨立的意見，並遵照百慕達公司法第90條僅向整體股東呈報，而不作其他用途。我們不會就本報告的內容向其他人士負上或承擔任何責任。

意見的基礎

本行是按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報告所載數額及與披露事項有關之憑證，亦包括評估董事於編製該等財務報告時所作的重大估計和判斷，所釐定的會計政策是否適合　貴公司及　貴集團之具體情況，以及是否貫徹應用並足夠地披露該等會計政策。

本行在策劃和進行審核工作時，均以取得一切本行認為必需的資料及解釋為目標，使本行就該等財務報告是否存有重大之錯誤陳述提供充份之憑證以作出合理的確定。在表達意見時，本行亦已衡量該等財務報告所載之資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立了合理之基礎。

意見

本行認為上述之財務報告真實與公平地反映　貴公司及　貴集團於二零零四年十二月三十一日之財務狀況及 貴集團截至該日止年度之溢利及現金流量，並已按照香港公司條例之披露要求而妥善編製。

德勤。關黃陳方會計師行
執業會計師

香港，二零零五年四月十五日

* 中文名稱僅供識別

最佳應用守則

除本公司之獨立非執行董事並無特定委任期但須根據本公司之公司細則輪值告退外，本公司於截至二零零四年十二月三十一日止年度內已遵守最佳應用守則之規定。

獨立非執行董事之年度確認

本公司已接獲從每名獨立非執行董事根據上市規則第3.13條就彼等之獨立性作出之年度確認書。本公司認為所有獨立非執行董事均為獨立人士。

公眾持股量

本公司於截至二零零四年十二月三十一日止年度內維持足夠之公眾持股量。

核數師

本公司將於應屆股東週年大會上提呈重新委聘德勤。關黃陳方會計師行擔任本公司核數師之決議案。

代表董事會

主席

莊淑涴

香港，二零零五年四月十五日

除上文所披露者外，本公司或其任何附屬公司於本年度內概無購買、出售或贖回本公司之任何上市證券。

優先購買權

本公司之公司細則或百慕達法例並無載有優先購買權以規定本公司須按比例發售新股予現有股東。

公司管治

董事會

於二零零四年，董事會共召開6次全體會議。各董事的出席率詳列如下：

董事姓名	出席董事會會議數目
莊淑涴女士	2
王炳忠拿督	6
江木賢先生	6
勞偉安先生	6
劉紹基先生	4
俞啟鎬先生	1
鄭慕智先生	1

執行委員會

本公司自一九九八年五月二十三日根據本公司之公司細則第124條至127條設立執行委員會，其目的為審批及監察本集團之日常業務運作。於二零零四年，執行委員會共召開15次會議。

投資委員會

本公司於二零零零年二月二日設立投資委員會，其目的為審批及監察本集團之投資組合及項目。投資委員會於年內共召開8次會議。

審核委員會

本公司參考香港會計師公會頒佈之「成立審核委員會之指引」及根據聯交所證券上市規則（「上市規則」）附錄14所載之最佳應用守則第14段，於一九九九年一月二十九日設立審核委員會。截至本報告日期止，審核委員會由三名獨立非執行董事組成。審核委員會於年內共召開3次會議。

主要股東之權益

於二零零四年十二月三十一日，根據證券及期貨條例第336條規定本公司存置的登記冊所記錄，以下人士擁有本公司股份及相關股份之權益或淡倉：

於本公司股份之好倉

名稱	身份	所持股份數目	持股百分比
莊女士	所控制的公司持有（附註一及二）	106,512,400	35.30%
China Spirit	所控制的公司持有（附註二）	105,248,000	34.88%
Vigor Online	實益擁有人	105,248,000	34.88%

附註：

一. Bilistyle持有本公司1,264,400股普通股股份，而莊女士於Bilistyle擁有100%實益權益。因此，根據證券及期貨條例，莊女士被視為擁有本公司1,264,400股普通股股份之權益。

二. Vigor Online乃China Spirit擁有67.7%之附屬公司，而莊女士於China Spirit擁有100%實益權益。因此，根據證券及期貨條例，China Spirit及莊女士均被視為擁有本公司105,248,000股普通股股份之權益。

除上文所披露者外，於二零零四年十二月三十一日，根據證券及期貨條例第336條規定本公司存置的登記冊所記錄，概無其他人士擁有本公司股份或相關股份之權益或淡倉。

主要客戶及供應商

本集團五大客戶所佔之銷售額合共佔其銷售總額不足30%，而本集團五大供應商所佔之購貨額合共佔其總購貨額不足30%。

購買、出售或贖回上市證券

於二零零四年八月，本公司就一項由新鴻基國際有限公司代表本公司提出自願有條件現金購回建議（「購回建議」）按每股1.20港元以現金購回合共69,713,206股股份。本公司根據購回建議所支付之總代價為83,660,000港元。

董事及主要行政人員之權益

於二零零四年十二月三十一日,根據香港證券及期貨條例(「證券及期貨條例」)第352條規定本公司存置的登記冊所記錄或根據上市發行人董事進行證券交易的標準守則(「標準守則」)而向本公司或香港聯合交易所有限公司(「聯交所」)作出的知會,董事、本公司的主要行政人員及彼等之聯繫人士於本公司或其任何相聯法團(具有證券及期貨條例第XV部的涵義)的股份、相關股份或債券之權益及淡倉如下:

於本公司股份之好倉

董事姓名	每股面值0.01港元之普通股數目 個人權益	家族權益	公司權益	其他權益	合計	佔已發行普通股之百分比
莊淑婉女士(「莊女士」)	–	–	106,512,400 (附註)	–	106,512,400	35.30%

附註: Vigor Online Offshore Limited(「Vigor Online」)乃China Spirit Limited(「China Spirit」)擁有67.7%之附屬公司與Bilistyle Investments Limited(「Bilistyle」)分別持有本公司105,248,000股及1,264,400股普通股股份。莊女士於China Spirit及Bilistyle均擁有100%實益權益,故被視為擁有本公司106,512,400股普通股股份之公司權益。

除上文所披露者外,於二零零四年十二月三十一日,根據證券及期貨條例第352條規定本公司存置的登記冊所記錄或根據標準守則而向本公司及聯交所作出的知會,董事或本公司主要行政人員或彼等之聯繫人士概無擁有本公司或其任何相聯法團(具有證券及期貨條例第XV部的涵義)的任何股份、相關股份或債券之任何權益或淡倉。

董事購入股份或債券之權利

於年內任何時間,本公司或其任何附屬公司概無訂立任何安排,使董事可藉購入本公司或任何其他法人團體之股份、相關股份或債券而獲益。

董事及服務合約

本年度內及截至本報告日期止之董事會成員如下:

執行董事

莊淑涴女士(*主席*)
王炳忠拿督
江木賢先生

獨立非執行董事

勞偉安先生
劉紹基先生　(於二零零四年六月三日獲委任)
俞啟鎬先生　(於二零零四年十一月十日獲委任)
鄭慕智先生　(於二零零四年六月三日任滿告退)

根據本公司之公司細則第99 條、第102 條及第182(vi)條,劉紹基先生及俞啟鎬先生將於應屆股東週年大會上任滿告退,並符合資格膺選連任。

各董事概無與本公司或其任何附屬公司訂立本集團不得於一年內終止而不給予補償(法定補償除外)之服務合約。

董事於合約之權益

除財務報告附註33所披露者外,於本年度結算日或年內任何時間,本公司或其任何附屬公司概無訂立任何董事(不論直接或間接)擁有重大權益之重大合約。

本公司董事(「董事」)謹此呈奉截至二零零四年十二月三十一日止年度之年報及經審核財務報告。

主要業務

本公司為一間投資控股公司,其主要附屬公司之業務載於財務報告附註34。

業績及撥款

本集團截至二零零四年十二月三十一日止年度之業績載於第16頁之綜合收益表。

中期股息每股0.01港元合共為3,017,000港元已於年內派付予本公司股東(「股東」)。董事建議向於二零零五年六月一日名列本公司股東名冊內之股東派付每股0.04港元合共為12,070,000港元之末期股息。

股本

本公司之股本於本年度之變動詳情載於財務報告附註24。

儲備

本集團及本公司之儲備於本年度之變動分別載於第19頁之綜合權益變動表及財務報告附註25。

投資物業與物業、廠房及設備

本集團名下之投資物業於二零零四年十二月三十一日進行重估,重估增值為5,540,000港元,已撥入綜合收益表內。

本集團名下之租賃土地及樓宇於二零零四年十二月三十一日進行重估,重估增值為1,704,000港元及608,000港元,已分別撥入綜合收益表及資產重估儲備內。

有關詳情及本集團名下投資物業與物業、廠房及設備於本年度之其他變動分別載於財務報告附註15及16。

俞啟鎬先生，現年58歲，於二零零四年十一月十日獲委任為本公司之獨立非執行董事。彼為中國註冊會計師。俞先生於上海財經大學畢業。彼現為上海德勤•華永會計師事務所之獨立顧問。於一九八一年至一九九一年期間，彼於上海會計師事務所從事註冊會計師專業；及後於一九九二年至一九九八年期間，彼曾擔任香港上海實業（集團）有限公司之助理總裁。

高級管理人員

陳有誠先生，現年40歲，於二零零三年三月獲委任為本公司之全資附屬公司－星光電訊有限公司（「星光電訊」）之總經理。獲擔任此職位前，彼為星光電訊之高級經理。陳先生於澳洲Macquarie University取得市場管理碩士學位，彼從事產品開發及市場拓展、銷售管理及企業策劃管理工作方面擁有逾15年之經驗。陳先生在電訊及高科技行業亦擁有豐富經驗，並曾於多間知名公司，如其士（傳訊服務）有限公司及華潤萬眾電話有限公司擔任各項重要職位。

馮靖文女士，現年38歲，為本公司之公司秘書。彼為英國特許秘書及行政人員公會會員，在公司秘書事務方面積逾10年經驗。

執行董事

莊淑涴女士，現年50歲，於二零零二年八月二十三日獲委任為本公司之執行董事及主席。彼自二零零一年九月起出任福建閩南（漳州）經濟發展股份有限公司之獨立董事，該公司為深圳證券交易所之公眾上市公司。彼曾於一九九二年至二零零零年出任申銀萬國（香港）有限公司之董事兼行政總裁。莊女士持有工商管理學碩士學位。

王炳忠拿督，現年61歲，於二零零二年三月十五日獲委任為本公司之執行董事。彼於一九六七年在馬來西亞大學畢業，取得文學榮譽學士學位，隨後加入馬來西亞外交部，期間曾擔任馬來西亞數個海外外交職務。王拿督於一九八五年投入商界，於香港及馬來西亞曾擔任不同高級管理職位。

江木賢先生，現年39歲，於二零零二年五月十三日獲委任為本公司之執行董事。彼畢業於香港城市大學，取得工商管理學士學位。彼為英國特許公認會計師公會資深會員、香港會計師公會會員及特許財務分析員。

獨立非執行董事

勞偉安先生，現年43歲，於二零零二年三月十五日獲委任為本公司之非執行董事。其後彼於二零零二年十月二十九日轉任為本公司之獨立非執行董事。彼為英國特許公認會計師公會及香港會計師公會資深會員，自一九八六年以來一直任職於其本身之公司勞偉安會計師事務所。彼在提供稅務顧問服務及審核服務予公司（包括香港上市公司）方面擁有豐富經驗。

劉紹基先生，現年46歲，於二零零四年六月三日獲委任為本公司之獨立非執行董事。彼於企業融資、財務顧問及管理、會計及核數方面擁有逾20年之經驗。彼現為財務顧問界任職顧問。在此之前，劉先生曾於一國際會計公司工作逾15年。彼為特許公認會計師公會及香港會計師公會之資深會員。彼亦為特許公認會計師公會理事會會員。彼自一九九五年起為特許公認會計師公會香港分會之委員會會員，並於二零零零年／二零零一年年度獲擔任為特許公認會計師公會香港分會之主席。劉先生同時亦為其他多間香港上市公司之獨立非執行董事。

展望

自二零零三年最後一季起，香港的經濟氣氛及消費者信心已有顯著改善。若來年有關情況持續改善，本集團對香港及中國的經濟前景以及商業與投資機會審慎樂觀。然而，本集團知悉向好的經濟前景可能受到因美國貿易及財政預算赤字、油價波動、利率上調以及本土與地區政治緊張局勢所產生之壓力而形成目前的不明朗因素所影響。

星光電訊預測，由於流動電話市場的競爭隨著3G服務推出後愈趨激烈，其銷售表現將會受到不利影響。同時預期，由於競爭越來越劇烈，價格及邊際溢利因而將會受到壓力。然而，藉著成功分銷Innostream及NEC產品，星光電訊將會向3G流動電話製造商爭取獲得3G流動電話分銷權並尋求市場業務合作夥伴的機會，以開拓在這個不斷增長的市場之佔有率。星光電訊亦將繼續尋求其他具有良好潛力的流動電話及電子消費產品之分銷權，以提升其市場地位及進行產品多元化。星光電訊目前為Innostream產品於香港及澳門的獨家分銷商，並為NEC及阿爾卡特流動電話於香港及澳門的特許分銷商。

本集團將致力持續改善其業務之組織架構、經營效率以及成本效益。此外，本集團亦將繼續於中國、香港及亞太區，以及在分銷、零售、物業投資或發展等業務上尋找具吸引力的商業及投資機會以改善其利潤及提升股東之價值。

致謝

本人謹藉此機會代表董事會，感謝於過去一年從不間斷支持本集團之股東及各客戶與供應商對本集團之信任與具信心的支持，並向管理層及員工為本集團所付出之努力及貢獻致以衷心謝意。

主席

莊淑涴

香港，二零零五年四月十五日

於二零零四年十二月三十一日，本集團之非流動資產主要包括約45,000,000港元之投資物業（二零零三年十二月三十一日：32,000,000港元），約6,000,000港元之物業、廠房及設備（二零零三年十二月三十一日：12,000,000港元），及總值約314,000,000港元之長期投資（二零零三年十二月三十一日：388,000,000港元）。此等非流動資產主要由股東資金支付。於二零零四年十二月三十一日，本集團之流動資產淨值約為858,000,000港元（二零零三年十二月三十一日：671,000,000港元）。

於二零零四年，本集團從一項長期及須於二零零五年十月償還之信貸融資所提取之貸款為272,000,000港元。該筆貸款其後已於二零零四年七月全部償還。除上文所述者外，本集團其他借貸乃按短期方式安排、須於一年內償還並以若干投資物業、有價證券及銀行存款作抵押。於二零零四年十二月三十一日，本集團保持偏低之負債比率（二零零三年十二月三十一日：無），此乃按本集團借貸淨額（扣除現金及銀行結餘）相對股東資金之比例計算。

於回顧年度，本集團之資產、負債及交易均主要以港元、澳元、美元及馬來西亞林吉特為單位。由於屬短期性質，本集團以澳元為單位之資產及交易並無對冲風險。由於美元與馬來西亞林吉特於年內之匯率相對穩定，本集團並無重大外匯風險。

集團資產抵押

於二零零四年十二月三十一日，本集團分別以名下賬面值15,000,000港元（二零零三年十二月三十一日：11,350,000港元），631,924,000港元（二零零三年十二月三十一日：54,583,000港元）及15,182,000港元（二零零三年十二月三十一日：26,988,000港元）之投資物業，有價證券，銀行結餘和現金作為取得財務機構給予本集團信貸融資之抵押。

僱員

於二零零四年十二月三十一日，本集團僱用47名（二零零三年十二月三十一日：43名）僱員。本年度之僱員成本（不包括董事酬金）約為8,833,000港元（二零零三年：10,457,000港元）。本集團確保其僱員之薪酬與市場薪酬條件及個人表現相符，並與定期檢討的薪酬福利條件及薪酬政策相符。

除了薪金及銷售佣金外，在衡量本集團及個別員工的表現後，員工有可能獲發酌情支付的花紅。

於年內，本集團之流動電話分銷業務錄得之營業額大幅上升至237,205,000港元（二零零三年：98,775,000港元），而溢利上升至21,791,000港元（二零零三年：1,301,000港元）。隨著消費市場增強，自二零零三年最後一季成功推出Innostream品牌流動電話以及於二零零四年第三季大量推出NEC多款大受歡迎之型號，本集團經由星光電訊有限公司（「星光電訊」）於香港經營之流動電話分銷業務取得令人鼓舞的成績。然而，誠如二零零四年中期報告預測，星光電訊需要面對其他流動電話品牌在功能及價格方面的激烈競爭，並需承受水貨銷售的不利影響。然而，Innostream及NEC流動電話在香港及澳門市場仍廣受歡迎，而且繼續位列十大最暢銷品牌之中。

截至二零零四年十二月三十一日止年度，本集團之金融工具買賣及投資業務錄得之營業額及溢利分別為592,055,000港元（二零零三年：387,899,000港元）及191,026,000港元（二零零三年：174,471,000港元）。藉著股市表現回升，本集團於二零零四年二月將其買賣投資組合中的728,000,000股天安中國投資有限公司股份出售，為本集團帶來現金收益218,400,000港元。

本集團於二零零四年進行之放債業務以及提供其他財務服務業務錄得之營業額及溢利分別為15,787,000港元（二零零三年：2,476,000港元）及15,747,000港元（二零零三年：2,484,000港元）。

此外，於本回顧年度，本集團在香港及中華人民共和國（「中國」）之物業投資業務錄得之營業額及溢利分別為2,444,000港元（二零零三年：3,349,000港元）及781,000港元（二零零三年：505,000港元虧損）。

財務資源、流動資金及股本結構

於二零零四年六月四日，本集團宣佈一項有條件現金購回建議，按每股1.20港元以現金最多可購回74,300,000股股份，相當於本公司當時全部已發行股份約20.0%（「股份購回計劃」）。股份購回計劃於二零零四年八月二十四日截止後，本公司自接納股東收取69,713,206股之提交股份，相當於本公司當時全部已發行股份約18.8%，本公司因而須向接納股東支付約83,700,000港元，股本及股份溢價賬亦分別因此減少約700,000港元及83,000,000港元。股份購回計劃之代價已於二零零四年九月二日以本集團之內部資源悉數支付。總括來說，於二零零四年，根據股份購回計劃，本公司之已發行股本及已發行股份數目分別由3,700,000港元及371,468,753股減至3,000,000港元及301,755,547股。

各股東：

本人謹代表本公司董事會（「董事會」）呈報本集團截至二零零四年十二月三十一日止年度之財務業績、業務及其他方面之進展。

財務業績

本集團截至二零零四年十二月三十一日止年度之營業額增加71.7%至847,491,000港元（二零零三年：493,533,000港元），經營業務溢利增加26.3%至203,931,000港元（二零零三年：161,509,000港元）。隨著消費市道及股票市場的回升，此等顯著的增長主要有賴於本集團證券買賣活動的溢利以及成功的流動電話分銷業務。

本集團錄得截至二零零四年十二月三十一日止年度之溢利淨額減少30.4%至203,274,000港元（二零零三年：292,078,000港元），全因於回顧年度內並無任何特殊收益。於二零零三年出售附屬公司及認股權證屆滿總共錄得特殊收益131,478,000港元。由於本集團在年內實施股份購回計劃（在以下"財務資源、流動資金及股本結構"一節提及），二零零四年之每股溢利較二零零三年減少26.6%至0.58港元（二零零三年：0.79港元），其變動幅度少於溢利淨額的變動幅度。

於二零零四年十二月三十一日，本集團的每股資產淨值為4.05港元（二零零三年：2.97港元）。

股息

中期股息每股0.01港元已於二零零四年度內支付（二零零三年：0.01港元）。董事建議向於二零零五年六月一日名列本公司股東名冊內之股東派付每股0.04港元合共為12,070,000港元之末期股息（二零零三年：0.04港元）。股息單預計於二零零五年六月三十日寄發。

暫停辦理股份過戶登記手續

本公司將於二零零五年五月三十日（星期一）至二零零五年六月一日（星期三）（首尾兩日包括在內）止期間暫停辦理股份之過戶登記手續。

業務回顧

經獲股東在本公司於二零零四年六月三月舉行之股東週年大會上通過，以及分別獲得百慕達及香港公司註冊處之批准後，本公司之名稱已更改為「COL Capital Limited中國網絡資本有限公司*」。董事認為新名稱更能反映本集團之主要業務。本公司為一間投資控股公司，透過其附屬公司進行電訊及資訊科技產品分銷、證券買賣及投資、提供財務服務、物業投資及策略性投資。

* *中文名稱僅供識別*

董事會

莊淑涴女士 *（主席）*
王炳忠拿督 *（執行董事）*
江木賢先生 *（執行董事）*
勞律安先生 *（獨立非執行董事）*
劉紹基先生 *（獨立非執行董事）*
俞啟鎬先生 *（獨立非執行董事）*

秘書

馮靖文女士

核數師

德勤•關黃陳方會計師行
執業會計師

註冊辦事處

Canon's Court, 22 Victoria Street
Hamilton HM 12, Bermuda

香港之總辦事處及主要營業地點

香港
灣仔
駱克道333號
中國網絡中心47樓

網址

http://www.colcapital.com.hk

主要往來銀行

中國銀行（香港）有限公司
中信嘉華銀行有限公司

美國預託證券託管銀行

The Bank of New York
American Depositary Receipts
620 Avenue of the Americas, 6/F
New York, NY 10011
USA

律師

胡百全律師事務所
簡家驄律師行
齊伯禮律師行

股份過戶登記處香港分處

登捷時有限公司
香港
灣仔
告士打道56號
東亞銀行港灣中心地下



目錄



COL Capital Limited
中國網絡資本有限公司

STAR 星光電訊 TELECOM

innostream

NEC


1.3Mega
Pixel Camera
innostream

INNO A10



N840


innostream
PM 9:54
01/01 Sat

INNO 36

PHONE



N728

二零零四年年報



COL Capital Limited
中國網絡資本有限公司*
(於百慕達註冊成立之有限公司)



COL Capital Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 383)

APPOINTMENT OF DIRECTOR

Further to the announcement of COL Capital Limited (the "Company") dated 30th September, 2004 regarding the appointment of independent non-executive director, the board of directors (the "Board") of the Company is pleased to announce that Mr. Yu Qi Hao has been appointed as an independent non-executive director of the Company with effect from 10th November, 2004.

Mr. Yu, aged 57, is a certified public accountant, PRC. Mr. Yu graduated from Shanghai University of Finance and Economics, and is an independent advisor of Deloitte Touche Tohmatsu CPA Ltd. in Shanghai. From 1981 to 1991, he worked as a certified public accountant in an accountant firm in Shanghai. From 1992 to 1998, he acted as the assistant president of Shanghai Industrial Investment (Holdings) Company Limited, Hong Kong.

Mr. Yu does not hold any positions with the Company or any member of the Company's group of companies other than acting as independent non-executive director of the Company.

Mr. Yu will receive HK$80,000 per annum as director's remuneration which is determined by reference to the market salary range for the position. According to the bye-laws of the Company, Mr. Yu shall hold office until the next following annual general meeting of the Company and shall then be eligible for re-election at that meeting. Mr. Yu has neither interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance nor any relationship with any directors, senior management or substantial or controlling shareholders of the Company.

The Board would like to extend a warm welcome to Mr. Yu in joining the Company.

As at the date of this announcement, the executive directors of the Company are Ms. Chong Sok Un, Dato Wong Peng Chong and Mr. Kong Muk Yin and the independent non-executive directors of the Company are Mr. Lo Wai On, Mr. Lau Siu Ki, Kevin and Mr. Yu Qi Hao.

By Order of the Board
Fung Ching Man, Ada
Company Secretary

Hong Kong, 10th November, 2004

香港經濟日報 11.11.2004



COL Capital Limited
中國網絡資本有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：383)

委任董事

繼中國網絡資本有限公司(「本公司」)於二零零四年九月三十日有關委任獨立非執行董事之公佈，本公司之董事會(「董事會」)欣然宣佈，俞啟鎬先生於二零零四年十一月十日獲委任為本公司之獨立非執行董事。

俞先生，57歲，為中國註冊會計師。俞先生畢業於上海財經大學，現任上海德勤•華永會計師事務所之獨立顧問。彼於一九八一年至一九九一年期間，於上海會計師事務所從事註冊會計師專業，及後於一九九二年至一九九八年擔任香港上海實業(集團)有限公司之助理總裁。

除擔任本公司獨立非執行董事職務之外，俞先生並無於本公司或其任何集團成員公司擔任任何職務。

俞先生將享有每年80,000港元之酬金，此乃參考當前市場酬金幅度來釐定。根據本公司之公司細則，俞先生的任期將至本公司下一屆股東週年大會為止，並將於該大會上膺選連任。俞先生並無於本公司股份中擁有證券及期貨條例第XV部所指的任何權益。且與本公司任何董事、高級管理層、主要及控權股東並無關係。

董事會謹此歡迎俞先生加入本公司。

於本公佈日期，本公司之執行董事為莊淑滺女士、王炳忠拿督及江木賢先生，而本公司之獨立非執行董事為勞偉安先生、劉紹基先生及俞啟鎬先生。

承董事會命
公司秘書
馮靖文

香港，二零零四年十一月十日

* *中文名稱僅供識別*

(Page 1)



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

(website: http://www.colcapital.com.hk)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004

AUDITED RESULTS OF THE GROUP

The Board of Directors (the "Directors") of COL Capital Limited (the "Company") announces the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2004 together with last year's comparative figures are as follows:-

	2004 *HK$'000*	2003 *HK$'000* (restated)
Turnover *(Note 3)*	847,491	493,533
Cost of sales	(670,343)	(429,109)
Gross profit	177,148	64,424
Net gain on investments *(Note 4)*	59,019	121,362
Other operating income *(Note 5)*	20,402	14,416
Distribution costs	(11,702)	(6,621)
Administrative expenses	(40,389)	(28,138)
Other operating expenses	(547)	(3,934)
Profit from operations *(Note 6)*	203,931	161,509
Finance costs	(530)	(545)
Gain on disposal of subsidiaries *(Note 7)*	-	41,109
Gain on expiry of warrants *(Note 8)*	-	90,369
Share of result of a jointly controlled entity	-	(28)
Profit before taxation	203,401	292,414
Tax charge *(Note 9)*	(127)	(336)
Profit for the year	203,274	292,078
Dividends *(Note 10)*		
– Interim dividend – paid	3,017	3,715
– Final dividend – proposed	12,070	14,859
	15,087	18,574
Earnings per share *(Note 11)*		
– Basic and diluted	HK$0.58	HK$0.79

Notes:-

1. **Potential impact arising from the recently issued accounting standards:-**

   In 2004, the Hong Kong Institute of Certified Public Accountants issued a number of new or revised Hong Kong Accounting Standards ("HKASs") and Hong Kong Financial Reporting Standards ("HKFRSs") (herein collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004.

   The Group has commenced considering the potential impact of these new HKFRSs but is not yet in a position to determine whether these HKFRSs would have a significant impact on how its results of operations and financial position are prepared and presented. These HKFRSs may result in changes in the future as to how the results and financial position are prepared and presented.

2. **Basis of preparation:-**

   The interest income and commission income arising from provision of financial services and rental income on property investment earned by the Group, have been redefined as part of turnover for the year ended 31 December 2004. Accordingly, the comparative interest income from loan receivables of HK$2,341,000, commission income of HK$135,000 and rental income of HK$3,349,000 have also been reclassified from other operating income to turnover for the year ended 31 December 2003.

3. **Turnover and segment information:-**

   Turnover

	2004 *HK$'000*	2003 *HK$'000* (restated)
Sales of mobile phones	237,205	98,775
Proceeds from sales of listed trading investments	581,128	381,237
Dividend income from listed investments	10,927	6,662
Interest income from loan receivables	11,933	2,341
Commission income	3,854	135
Rental income	2,444	3,349
Sales of other communication products	-	1,034
	847,491	493,533

   Business and Geographical Information

   For management purposes, the Group is currently organised into four main operating divisions – mobile phone distribution, securities trading and investments, financial services and property investment. These divisions are the bases on which the Group reports its primary segment information.

   The revenue and profit from operations of the Group for the year, analysed by business segments and geographical segments, are as follows:

   By business segments

   For the year ended 31 December 2004

	Mobile phone distribution *HK$'000*	Securities trading and investments *HK$'000*	Financial services *HK$'000*	Property investment *HK$'000*	Unallocated Segment *HK$'000*	Consolidated *HK$'000*
Revenue						
External sales	237,205	592,055	15,787	2,444	-	847,491
Other operating income	-	7,478	20	-	-	7,498
	237,205	599,533	15,807	2,444	-	854,989
Result						
Segment result	21,791	191,026	15,747	781	-	229,345
Unallocated other operating income				5,540	7,364	12,904
Unallocated corporate expenses						(38,318)
Profit from operations						203,931
Finance costs						(530)
Profit before taxation						203,401
Tax charge						(127)
Profit for the year						203,274

   For the year ended 31 December 2003

	Mobile phone distribution *HK$'000*	Securities trading and investments *HK$'000*	Financial services *HK$'000*	Property investment *HK$'000*	Others *HK$'000*	Consolidated *HK$'000* (restated)
Revenue						
External sales	98,775	387,899	2,476	3,349	1,034	493,533
Other operating income	-	7,275	20	-	-	7,295
	98,775	395,174	2,496	3,349	1,034	500,828
Result						
Segment result	1,301	174,471	2,484	(505)	(2,520)	175,231
Unallocated other operating income					-	7,121
Unallocated corporate expenses						(20,843)
Profit from operations						161,509
Finance costs						(545)
Gain on expiry of warrants						90,369
Gain on disposal of subsidiaries	41,109	-	-	-	-	41,109
Share of result of a jointly controlled entity	-	-	-	-	(28)	(28)
Profit before taxation						292,414
Tax charge						(336)
Profit for the year						292,078

   By geographical segments

   The Group's operations are located in Hong Kong and the Mainland China ("China").

   The Group's distribution of mobile phones is carried out in Hong Kong. Securities trading and investments and financial services are carried out in Hong Kong. Rental income from property investment is from Hong Kong and China. Commission income is earned in Hong Kong.

   The following table provides an analysis of the Group's revenue by geographical market:

	Revenue by geographical market 2004 *HK$'000*	2003 *HK$'000*
Hong Kong	853,621	498,544
China	1,368	2,284
	854,989	500,828

   Note: During the year ended 31 December 2003, the Group discontinued its distribution of mobile phones in China.

4. **Net gain on investments:-**

	2004 *HK$'000*	2003 *HK$'000*
Net realised gain (loss) on derivatives	3,939	(14,205)
Net unrealised gain on trading investments	56,580	137,976
Impairment loss recognised in respect of trading investment *(Note a)*	-	(2,409)
Discount on early redemption of loan note *(Note b)*	(1,500)	-
	59,019	121,362

(Page 2)

Notes:

(a) The listing of one of the trading securities was cancelled on 19 January 2004. The Directors are of the opinion that the value of the trading investment was fully impaired.

(b) The Group early redeemed part of the loan notes issued by Sun Hung Kai & Co. Limited of HK$100,000,000 with a discount on early redemption of HK$1,500,000. The net redemption proceed was HK$98,500,000.

5. **Other operating income:–**

	2004 HK$'000	2003 HK$'000 (Restated)
Interest income from:		
– Debt securities	7,478	7,275
– Banks	602	479
– Others	166	8
	8,246	7,762
Compensation from litigation (Note)	-	4,941
Revaluation increase of investment properties	5,540	-
Revaluation increase of leasehold land and buildings	1,704	-
Net exchange gain	4,668	-
Others	244	1,713
	20,402	14,416

Note: Included a compensation of HK$4,772,000 as settlement in respect of a litigation which was made against ex-employees for damages in relation to their improper behaviour.

6. **Profit from operations:–**

	2004 HK$'000	2003 HK$'000
Profit from operations has been arrived at after charging:		
Depreciation and amortisation	1,086	1,461
Loss on disposal of property, plant and equipment	41	398

7. **Gain on disposal of subsidiaries:–**

In March 2003, Fulltime Profits Limited, an indirect wholly-owned subsidiary of the Company, and its subsidiaries ("Fulltime Group"), which were engaged in mobile phone distribution and the intelligent building system integration business in China (collectively the "China Operations") were disposed of to an independent third party at a nominal consideration of HK$1. The disposal was completed on 29 March 2003, on which date the control of the China Operations was passed to the acquirer.

The results of the China Operations for the period from 1 January 2003 to 29 March 2003, which have been included in the consolidated income statement, were as follows:

	HK$'000
Turnover	1,062
Operating costs	(2,034)
Share of result of a jointly controlled entity	(28)
Loss for the period	(1,000)

During the year ended 31 December 2003, the China Operations did not make a significant contribution to the net cash flows on the results of the Group.

A gain of HK$41,109,000 arose on the disposal of the China Operations, being the proceeds of disposal less the carrying amount of net liabilities of Fulltime Group at the date of disposal, attributable goodwill and translation reserve. No tax charge or credit arose from the transaction.

8. **Gain on expiry of warrants:–**

During the year ended 31 December 2000, 1,856,688,098 warrants in the value of HK$557,006,000 were issued at HK$0.05 on the basis of one warrant for every five ordinary shares held on 15 May 2000. Each warrant entitled the holder to subscribe in cash at a price of HK$0.30 each, subject to adjustment, for one ordinary share in the Company, at any time from the date of issue up to 6 June 2003 (both days inclusive).

During the year ended 31 December 2003, 256,507 warrants were exercised to subscribe for 256,507 ordinary shares of the Company at an exercise price of HK$0.30 per share. The remaining 1,856,409,741 warrants expired and lapsed on 6 June 2003. Accordingly, the warrant reserve of HK$90,369,000 was released to the consolidated income statement.

9. **Tax charge:–**

	2004 HK$'000	2003 HK$'000
Current tax:		
Profits Tax in Hong Kong	(13)	-
Income tax in China	(114)	(104)
Underprovision in prior years		
Hong Kong	-	(3)
China	-	(229)
	(127)	(336)

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for the year.

No provision for Hong Kong Profits Tax in last year was made in the financial statements as the Group had no assessable profit for last year.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdiction.

10. **Dividends:–**

	2004 HK$'000	2003 HK$'000
Ordinary shares:		
Interim dividend paid – HK$0.01 (2003: HK$0.01) per share	3,017	3,715
Final dividend proposed – HK$0.04 (2003: HK$0.04) per share	12,070	14,859

The final dividend of HK$0.04 per share has been proposed by the Directors and is subject to approval by the shareholders in general meeting.

11. **Earnings per share:–**

The calculation of basic and diluted earnings per share is based on the following data:

	2004	2003
	HK$'000	HK$'000
Earnings for the purpose of basic and diluted earnings per share	203,274	292,078
	Number of shares	Number of shares
Weighted average number of ordinary shares for the purposes of basic and diluted earnings per share	347,849,919	371,464,499

The computation of diluted earnings per share for 2003 does not assume the exercise of the Company's warrants because their exercise price was higher than the average market price. The warrants expired and lapsed in June 2003.

FINANCIAL RESULTS

For the year ended 31 December 2004, the Group's turnover increased by 71.7% to HK$847,491,000 (2003: HK$493,533,000) and profit from operations increased by 26.3% to HK$203,931,000 (2003: HK$161,509,000). These substantial improvements were mainly attributed to the Group's profitable securities trading activities as well as its successful mobile handset distribution operation amid improved consumer market and stock markets.

Net profit for the year ended 31 December 2004 decreased by 30.4% to HK$203,274,000 (2003: HK$292,078,000) entirely due to the absence of any exceptional gains for the year under review. Exceptional gains on disposal of subsidiaries and on expiry of warrants totaling HK$131,478,000 were recorded in 2003. Owing to the Group's share repurchase program undertaken during the year (mentioned herein below under section "Financial Resources, Liquidity and Capital Structure"), earnings per share for the year 2004 declined in a lesser scale than that of the net profit when compared with 2003, with a decrease of 26.6% to HK$0.58 (2003: HK$0.79).

As at 31 December 2004, the Group's net asset value per share was HK$4.05 (2003: HK$2.97).

DIVIDENDS

An interim dividend of HK$0.01 per share was paid during the year 2004 (2003: HK$0.01). The Directors recommended the payment of a final dividend of HK$0.04 per share (2003: HK$0.04) amounting HK$12,070,000 to shareholders whose names appear on the Register of the Members of the Company on 1 June 2005. Dividend warrants are expected to be dispatched on 30 June 2005.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 30 May 2005 to Wednesday, 1 June 2005, both days inclusive, during which no share transfer will be effected.

REVIEW OF OPERATIONS

After the approval by shareholders at the Company's Annual General Meeting on 3 June 2004 and the approvals by the respective companies registries in Bermuda and Hong Kong, the name of the Company was changed to "COL Capital Limited". The Directors are of the view that this new name will better reflect the principal activities of the Group. The Company is an investment holding company and through its subsidiaries, engages in the distribution of telecommunication and information technology products, securities trading and investments, provision of financial services, property investment and strategic investments.

During the year, the Group's mobile handset distribution business recorded a significant increase in turnover to HK$237,205,000 (2003: HK$98,775,000) and in profit to HK$21,791,000 (2003: HK$1,301,000). With the strengthening of the consumer market, the successful launch of Innostream branded mobile handsets since the last quarter of 2003 and the roll out of several well received models of NEC in third quarter of 2004, the Group's mobile handset distribution business in Hong Kong under Star Telecom Limited ("Star Telecom") achieved encouraging results. However, as anticipated in the 2004 Interim Report, Star Telecom met very keen competition from mobile handsets of other brands in terms of features and pricing and faced the adverse impact on sales from parallel imports. Nevertheless, the Innostream and NEC mobile handsets remain well received by the Hong Kong and Macau markets and continued to be among the top ten best selling brands.

In its activities on trading and investment in financial instruments, the Group recorded a turnover of HK$592,055,000 (2003: HK$387,899,000) and a profit of HK$191,026,000 (2003: HK$174,471,000) for the year ended 31st December 2004. Capitalizing on the rebound of the stock market, the Group disposed of 728,000,000 shares of Tian An China Investments Company Limited from its trading portfolio in February 2004, generating cash proceeds of HK$218,400,000 for the Group.

The money lending and provision of other financial services activities undertaken by the Group during 2004, recorded a turnover of HK$15,787,000 (2003: HK$2,476,000) and a profit of HK$15,747,000 (2003: HK$2,484,000).

In addition, for the year under review the Group's investment properties in Hong Kong and the People's Republic of China ("PRC") contributed a turnover of HK$2,444,000 (2003: HK$3,349,000) and a profit of HK$781,000 (2003: Loss HK$505,000).

FINANCIAL RESOURCES, LIQUIDITY AND CAPITAL STRUCTURE

On 4 June 2004, the Company announced a conditional cash offer to repurchase up to 74,300,000 shares representing approximately 20.0% of the then total issued shares of the Company at HK$1.20 in cash per share (the "Share Repurchase Program"). Upon the closing of the Share Repurchase Program on 24 August 2004, tenders in respect of 69,713,206 shares were received from accepting shareholders representing about 18.8% of the then total issued shares of the Company resulting in the Company paying about HK$83.7 million to accepting shareholders and reduction of its share capital and share premium account by approximately HK$0.7 million and HK$83.0 million respectively. The consideration for the Share Repurchase Program was financed by the Group's internal resources and was fully settled on 2 September 2004. All in all, during 2004 in pursuance to the Share Repurchase Program the issued share capital and the number of issued shares of the Company decreased from HK$3.7 million and 371,468,753 shares to HK$3.0 million and 301,755,547 shares respectively.

As at 31 December 2004, the Group's non-current assets consisted mainly of investment properties of HK$45 million (31 December 2003: 32 million); property, plant and equipment of HK$6 million (31 December 2003: HK$12 million); and long term investments of HK$314 million (31 December 2003: HK$388 million). These non-current assets were principally financed by shareholders' funds. As at 31 December 2004, the Group had net current assets of HK$858 million (31 December 2003: HK$671 million).

During 2004, the Group had drawn down loans amounted to HK$272 million from a credit facility arranged on a long term basis and repayable in October 2005. These loans were subsequently fully repaid in July 2004. Save for the foregoing, the Group's other borrowings have been arranged on short term basis, repayable within 1 year and secured by certain investment properties, marketable securities and bank deposits. As at 31 December 2004, the Group maintained an insignificant gearing ratio (31 December 2003: Nil), calculated on the basis of the Group's net borrowing (after deducting cash and bank balances) over shareholders' funds.

During the year under review, the Group's assets, liabilities and transactions were mainly denominated in Hong Kong Dollars, Australian Dollars, U.S. Dollars and Malaysian Ringgit. Because of its short term nature, the Group had not actively hedged risks arising from Australian Dollars denominated assets and transactions. As the exchange rates of U.S. Dollars and Malaysian Ringgit were relatively stable during the year, the Group was not materially affected by these foreign exchange exposures.

CHARGE ON GROUP ASSETS

As at 31 December 2004, the Group's investment properties, marketable securities, bank balances and cash with respective carrying values of HK$15,000,000 (31 December 2003: HK$11,350,000), HK$631,924,000 (31 December 2003: HK$54,583,000) and HK$15,182,000 (31 December 2003: HK$26,988,000) were pledged to financial institutions to secure credit facilities granted to the Group.

EMPLOYEES

The Group had 47 employees as at 31 December 2004 (31 December 2003: 43). Employee's cost (excluding director remunerations) amounted to approximately HK$8,833,000 (2003: HK$10,457,000). The Group ensures that its employees are remunerated in line with market terms and individual performance and with the remuneration package and remuneration policies reviewed on a regular basis.

In addition to salaries and sales commission, discretionary bonuses may be rewarded to employees after assessment of the performance of the Group and the individual employee.

PROSPECTS

Since the last quarter of 2003, the economic sentiment and consumer confidence of Hong Kong has shown significant improvement. The Group is cautiously optimistic about the economic outlook and the business and investment opportunities in Hong Kong and the PRC if the improvement can be sustained in the year ahead. However, the Group is aware that the positive economic outlook may be affected by the uncertainties that currently exist due to the pressures resulting from the US trade and budget deficits, volatile oil prices, interest rate hikes and political tensions at the local and regional level.

Star Telecom anticipates that its sales performance will be adversely affected as the mobile handset market becomes even more competitive following the launch of the 3G services. It also expects that the ever increasing competition would lead to pressures on prices and profit margins. Nevertheless, riding on its successful distributorship of Innostream and NEC products, Star Telecom will endeavor to obtain distribution rights of 3G mobile handsets and seek market business partnership opportunities with 3G mobile handset manufacturers to capture a share of this growth market. Star Telecom will also continue to seek distribution rights of other mobile handsets and electronic consumer products with good potential to enhance its market position and pursue product diversification. Currently, Star Telecom is the sole distributor of Innostream products, and is an authorized distributor of NEC and Alcatel mobile handsets, in Hong Kong and Macau.

The Group remains committed to ongoing improvement in organizational structure, operating efficiency and cost effectiveness in its operations. Further, the Group will continue to seek attractive business and investment opportunities in the PRC, Hong Kong and the Asia Pacific region and in sectors such as distribution, retail, property investment or development, etc. to improve its profitability and enhance shareholders' value.

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES

In August 2004, the Company repurchased a total of 69,713,206 ordinary shares in the capital of the Company (the "Shares") at a price of HK$1.20 per share in cash pursuant to a voluntary conditional cash offer (the "Offer") made by Sun Hung Kai International Limited on behalf of the Company to repurchase up to 74,300,000 Shares. The total consideration paid by the Company under the Offer was HK$83.66 million.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

CORPORATE GOVERNANCE

Code of Best Practice

In the opinion of the Directors, the Company had compiled throughout the year ended 31 December 2004 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules"), except that the independent non-executive directors of the Company are not appointed for specific terms but are subject to retirement by rotation in accordance with the Company's bye-laws. The Company established an audit committee on 20 January 1999 with reference to "A Guide for the Formation of an Audit Committee" issued by the Hong Kong Institute of Certified Public Accountants and in accordance with paragraph 14 of the Code of Best Practice.

Annual Confirmation of Independence of Non-executive Directors

The Company has received from each of the independent non-executive directors an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all of the independent non-executive directors are independent.

PUBLIC FLOAT

The Company has maintained a sufficient public float throughout the year ended 31 December 2004.

PUBLICATION OF ANNUAL RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

The annual report of the Group for the year ended 31 December 2004 containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

DIRECTORS OF THE COMPANY

Executive directors of the Company as at the date of this announcement are Ms. Chong Sok Un, Dato' Wong Peng Chong and Mr. Kong Muk Yin and the independent non-executive directors of the Company as at the date of this announcement are Messrs. Lo Wai On, Lau Siu Ki, Kevin and Yu Qi Hao.

By Order of the Board
Chong Sok Un
Chairman

Hong Kong, 15 April 2005

CHARGE ON GROUP ASSETS

As at 31 December 2004, the Group's investment properties, marketable securities, bank balances and cash with respective carrying values of HK$15,000,000 (31 December 2003: HK$11,350,000), HK$631,924,000 (31 December 2003: HK$54,583,000) and HK$15,182,000 (31 December 2003: HK$26,988,000) were pledged to financial institutions to secure credit facilities granted to the Group.

EMPLOYEES

The Group had 47 employees as at 31 December 2004 (31 December 2003: 43). Employee's cost (excluding director remunerations) amounted to approximately HK$8,833,000 (2003: HK$10,457,000). The Group ensures that its employees are remunerated in line with market terms and individual performance and with the remuneration package and remuneration policies reviewed on a regular basis.

In addition to salaries and sales commission, discretionary bonuses may be rewarded to employees after assessment of the performance of the Group and the individual employee.

PROSPECTS

Since the last quarter of 2003, the economic sentiment and consumer confidence in Hong Kong has shown significant improvement. The Group is cautiously optimistic about the economic outlook and the business and investment opportunities in Hong Kong and the PRC if the improvement can be sustained in the year ahead. However, the Group is aware that the positive economic outlook may be affected by the uncertainties that currently exist due to the pressures resulting from the US trade and budget deficits, volatile oil prices, interest rate hikes and political tensions at the local and regional level.

Star Telecom anticipates that its sales performance will be adversely affected as the mobile handset market becomes even more competitive following the launch of the 3G services. It also expects that the ever increasing competition would lead to pressures on prices and profit margins. Nevertheless, *riding on its successful distributorship of Innostream and NEC products, Star Telecom will endeavor* to obtain distribution rights of 3G mobile handsets and seek market business partnership opportunities with 3G mobile handset manufacturers to capture a share of this growth market. Star Telecom will also continue to seek distribution rights of other mobile handsets and electronic consumer products with good potential to enhance its market position and pursue product diversification. Currently, Star Telecom is the sole distributor of Innostream products, and is an authorized distributor of NEC and Alcatel mobile handsets, in Hong Kong and Macau.

The Group remains committed to ongoing improvement in organizational structure, operating efficiency and cost effectiveness in its operations. Further, the Group will continue to seek attractive business and investment opportunities in the PRC, Hong Kong and the Asia Pacific region and in sectors such as distribution, retail, property investment or development, etc. to improve its profitability and enhance shareholders' value.

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES

In August 2004, the Company repurchased a total of 69,713,206 ordinary shares in the capital of the Company (the "Shares") at a price of HK$1.20 per share in cash pursuant to a voluntary conditional cash offer (the "Offer") made by Sun Hung Kai International Limited on behalf of the Company to repurchase up to 74,300,000 Shares. The total consideration paid by the Company under the Offer was HK$83.66 million.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

CORPORATE GOVERNANCE

Code of Best Practice

In the opinion of the Directors, the Company had compiled throughout the year ended 31 December 2004 with the Code of Best Practice *as set out in Appendix 14 of the Rules Governing* the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules"), except that the independent non-executive directors of the Company are not appointed for specific terms but are subject to retirement by rotation in accordance with the Company's bye-laws. The Company established an audit committee on 29 January 1999 with reference to "A Guide for the Formation of an Audit Committee" issued by the Hong Kong Institute of Certified Public Accountants and in accordance with paragraph 14 of the Code of Best Practice.

Annual Confirmation of Independence of Non-executive Directors

The Company has received from each of the independent non-executive directors an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all of the independent non-executive directors are independent.

PUBLIC FLOAT

The Company has maintained a sufficient public float throughout the year ended 31 December 2004.

PUBLICATION OF ANNUAL RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

The annual report of the Group for the year ended 31 December 2004 containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

DIRECTORS OF THE COMPANY

Executive directors of the Company as at the date of this announcement are Ms. Chong Sok Un, Dato' Wong Peng Chong and Mr. Kong Muk Yin and the independent non-executive directors of the Company as at the date of this announcement are Messrs. Lo Wai On, Lau Siu Ki, Kevin and Yu Qi Hao.

By Order of the Board
Chong Sok Un
Chairman

Hong Kong, 15 April 2005



COL Capital Limited
中國網絡資本有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：383)
(網址：http://www.colcapital.com.hk)

截至二零零四年十二月三十一日止年度之業績公佈

本集團之經審核業績

中國網絡資本有限公司（「本公司」）之董事（「董事」）謹此公佈，本公司及其附屬公司（「本集團」）截至二零零四年十二月三十一日止年度之經審核綜合業績及上年度之比較數字如下：—

	二零零四年 千港元	二零零三年 千港元 (重列)
營業額 *(附註3)*	847,491	493,533
銷售成本	(670,343)	(429,109)
毛利	177,148	64,424
投資之溢利淨額 *(附註4)*	59,019	121,362
其他經營收入 *(附註5)*	20,402	14,416
分銷成本	(11,702)	(6,621)
行政支出	(40,389)	(28,138)
其他經營支出	(547)	(3,934)
經營業務溢利 *(附註6)*	203,931	161,509
融資成本	(530)	(545)
出售附屬公司之溢利 *(附註7)*	–	41,109
認股權證屆滿時所得之溢利 *(附註8)*	–	90,369
應佔共同控制實體之業績	–	(28)
除稅前溢利	203,401	292,414
稅項支出 *(附註9)*	(127)	(336)
本年度溢利	203,274	292,078
股息 *(附註10)*		
中期股息—已付	3,017	3,715
末期股息—建議	12,070	14,859
	15,087	18,574
每股盈利 *(附註11)*		
—基本及攤薄	0.58港元	0.79港元

附註：—

1. 近日發佈之會計準則之潛在影響：—

於二零零四年，香港會計師公會發佈了一系列全新或經修訂的香港財務報告準則及香港會計準則（統稱「新準則」），這些新準則適用於二零零五年一月一日開始或之後之會計年度。本集團沒有提早在截至二零零四年十二月三十一日止年度財務報告表中運用此等新準則。

本集團已開始衡量此等新準則對本集團之潛在影響，但現時未能確定此等新準則會否對如何編製本集團的營運結果、財務狀況之編製及呈報方式帶來重大影響。此等新準則或會改變本集團將來編製及呈列業績及財務狀況的方式。

2. 編製基準：—

本集團截至二零零四年十二月三十一日止年度將提供財務服務所得的利息收入及佣金收入，以及出租投資物業所得的租金收入重新定義為營業額之部份。故此，於截至二零零三年十二月三十一日止年度用作比較之應收貸款利息收入（2,341,000港元），佣金收入

按地區分項

本集團之經營業務分佈於香港及中國內地（「中國」）。

本集團之流動電話分銷業務在香港進行，證券買賣及投資業務以及財務服務業務在香港進行。投資物業的租金收入來自香港及中國，而佣金收入則來自香港。

以下列表提供本集團按市場地區收入之分析：

	按市場地區之收入 二零零四年 千港元	按市場地區之收入 二零零三年 千港元
香港	853,621	498,544
中國	1,368	2,284
	854,989	500,828

附註：截至二零零三年十二月三十一日止年度，本集團已終止其在中國之流動電話分銷業務。

4. 投資之溢利淨額：—

	二零零四年 千港元	二零零三年 千港元
衍生工具之已變現溢利（虧損）淨額	3,939	(14,205)
供買賣投資之未變現溢利淨額	56,580	137,976
供買賣投資之已確認減值虧損 *(附註a)*	–	(2,409)
債款票據提早贖回的折價 *(附註b)*	(1,500)	–
	59,019	121,362

附註：

(a) 其中一項買賣證券之上市地位已於二零零四年一月十九日取消。董事認為該項買賣投資之價值已全數減值。

(b) 本集團所持新鴻基有限公司所發行的債款票據，價值100,000,000港元的部份獲提早贖回，提早贖回的折價為1,500,000港元，因此有關贖回的淨收益為98,500,000港元。

5. 其他經營收入：—

	二零零四年 千港元	二零零三年 千港元 (重列)
利息收入：		
—債務證券	7,478	7,275
—銀行	602	479
—其他	166	8
	8,246	7,762
訴訟賠償 *(附註)*	–	4,941
投資物業重估增值	5,540	–
租賃土地及樓宇重估增值	1,704	–
匯兌收益淨額	4,668	–
其他	244	1,713
	20,402	14,416

附註：當中包括一項4,778,000港元之賠償，作為解決訴訟關於前僱員之不恰當行為而造成之損失。

6. 經營業務溢利：—

	二零零四年 千港元	二零零三年 千港元
經營業務溢利已扣除：		
折舊及攤銷	1,086	1,461
出售物業、廠房及設備之虧損	41	398

於二零零四年十二月三十一日，本集團的每股資產淨值為4.05港元（二零零三年：2.97港元）。

股息

中期股息每股0.01港元已於二零零四年度內支付（二零零三年：0.01港元）。董事建議向於二零零五年六月一日名列本公司股東名冊內之股東派付每股0.04港元合共為12,070,000港元之末期股息（二零零三年：0.04港元）。股息預計於二零零五年六月三十日寄發。

暫停辦理股份過戶登記手續

本公司將於二零零五年五月三十日（星期一）至二零零五年六月一日（星期三）（首尾兩日包括在內）止期間暫停辦理股份之過戶登記手續。

業務回顧

經獲股東在本公司於二零零四年六月三日舉行之股東週年大會上通過，以及分別獲得百慕達及香港公司註冊處之批准後，本公司之名稱已更改為「COL Capital Limited 中國網絡資本有限公司」。董事認為新名稱更能反映本集團之主要業務。本公司為一間投資控股公司，透過其附屬公司進行電訊及資訊科技產品分銷，證券買賣及投資，提供財務服務，物業投資及策略性投資。

於年內，本集團之流動電話分銷業務錄得之營業額大幅上升至237,205,000港元（二零零三年：98,775,000港元），而溢利上升至21,791,000港元（二零零三年：1,301,000港元）。隨著消費市場增強，自二零零三年最後一季成功推出Innostream品牌流動電話以及於二零零四年第三季大量推出NEC多款大受歡迎之型號，本集團經由星光電訊有限公司（「星光電訊」）於香港經營之流動電話分銷業務取得令人鼓舞的成績。然而，誠如二零零四年中期報告所載，星光電訊需要面對其他流動電話品牌在功能及價格方面的激烈競爭，並需承受水貨銷售的不利影響。然而，Innostream及NEC流動電話在香港及澳門市場仍廣受歡迎，而且穩站位列十大最暢銷品牌之中。

截至二零零四年十二月三十一日止年度，本集團之金融工具買賣及投資業務錄得之營業額及溢利分別為592,055,000港元（二零零三年：387,899,000港元）及191,026,000港元（二零零三年：174,471,000港元）。隨著股市表現回升，本集團於二零零四年二月將其買賣投資組合中的728,000,000股大安中國投資有限公司股份出售，為本集團帶來現金收益218,400,000港元。

本集團於二零零四年進行之放債業務以及提供其他財務服務業務錄得之營業額及溢利分別為15,787,000港元（二零零三年：2,476,000港元）及15,747,000港元（二零零三年：2,484,000港元）。

此外，於本回顧年度，本集團在香港及中華人民共和國（「中國」）之物業投資業務錄得之營業額及溢利分別為2,444,000港元（二零零三年：3,349,000港元）及781,000港元（二零零三年：505,000港元虧損）。

財務資源、流動資金及股本結構

於二零零四年六月四日，本集團宣佈一項有條件現金購回建議，按每股1.20港元以現金最多可購回74,300,000股股份，相當於本公司當時全部已發行股份約20.0%（「股份購回計劃」）。股份購回計劃於二零零四年八月二十四日截止後，本公司自接納股東收取69,713,206股之提交股份，相當於本公司當時全部已發行股份約18.8%。本公司因而須向接納股東支付約83,700,000港元，股本及股份溢價賬亦分別因此減少約700,000港元及83,000,000港元。股份購回計劃之代價已於二零零四年九月二日以本集團之內部資源悉數支付。總括來說，於二零零四年，根據股份購回計劃，本公司之已發行股本及已發行股份數目分別由3,700,000港元及371,468,753股減至3,000,000港元及301,755,547股。

於二零零四年十二月三十一日，本集團之非流動資產主要包括約45,000,000港元之投資物業（二零零三年十二月三十一日：32,000,000港元），約6,000,000港元之物業、廠房及設備（二零零三年十二月三十一日：12,000,000港元），及總值約314,000,000港元之長期投資（二零零三年十二月三十一日：388,000,000港元）。此等非流動資產主要由股東資金支付。於二零零四年十二月三十一日，本集團之流動資產淨值約為

年十二月三十一日止年度用作比較之應收貸款利息收入（2,341,000港元），佣金收入（135,000港元）及租金收入（3,349,000港元）已由其他經營收入重新分類為營業額。

3. 營業額及分項資料：－

營業額

	二零零四年 千港元	二零零三年 千港元 (重列)
銷售流動電話	237,205	98,775
出售上市買賣投資之收益	581,128	381,237
上市投資之股息收入	10,927	6,662
應收貸款之利息收入	11,933	2,341
佣金收入	3,854	135
租金收入	2,444	3,349
銷售其他通訊產品	–	1,034
	847,491	493,533

業務及地區資料

在管理上，本集團現時分為四大營運業務，分別是流動電話分銷、證券買賣及投資、財務服務和物業投資。上述四大業務乃本集團滙報主要分項資料所按之基準。

以下為本集團於年內按業務分項及地區分項之收入及經營業務溢利分析：－

按業務分項

截至二零零四年十二月三十一日止年度

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	未分類之分項 千港元	綜合 千港元
收入						
對外銷售	237,205	592,055	15,787	2,444	–	847,491
其他經營收入	–	7,478	20	–	–	7,498
	237,205	599,533	15,807	2,444	–	854,989
業績						
分項業績	21,791	191,026	15,747	781	–	229,345
未分類之其他經營收入				5,540	7,364	12,904
未分類之公司支出						(38,318)
經營業務溢利						203,931
融資成本						(530)
除稅前溢利						203,401
稅項支出						(127)
本年度溢利						203,274

截至二零零三年十二月三十一日止年度

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	其他 千港元	綜合 千港元 (重列)
收入						
對外銷售	98,775	387,899	2,476	3,349	1,034	493,533
其他經營收入	–	7,275	20	–	–	7,295
	98,775	395,174	2,496	3,349	1,034	500,828
業績						
分項業績	1,301	174,471	2,484	(505)	(2,520)	175,231
未分類之其他經營收入						7,121
未分類之公司支出						(20,843)
經營業務溢利						161,509
融資成本						(545)
認股權證屆滿所得之溢利						90,369
出售附屬公司之溢利	41,109	–	–	–	–	41,109
應佔一間共同控制實體之業績	–	–	–	–	(28)	(28)
除稅前溢利						292,414
稅項支出						(336)
本年度溢利						292,078

出售物業、廠房及設備之虧損	41	398

7. 出售附屬公司之溢利：－

在二零零三年三月，Fulltime Profits Limited（本公司之一間間接全資附屬公司）及其附屬公司（「Fulltime集團」），於中國之流動電話分銷業務及智能大廈系統集成項目（統稱「中國業務」）已以代價港幣1元出售予一位獨立第三方人士。出售已於二零零三年三月二十九日完成及於當日將中國業務之控制權轉交給收購者。

中國業務於二零零三年一月一日至二零零三年三月二十九日期內之業績（已包括在綜合收益表內）如下：

	千港元
營業額	1,062
經營成本	(2,034)
應佔一間共同控制實體之業績	(28)
期間虧損	(1,000)

於截至二零零三年十二月三十一日止年度，中國業務並未為本集團業績之現金流量淨值帶來重大之貢獻。

出售中國業務產生溢利41,109,000港元，此筆款項相當於出售所得款項與Fulltime集團於出售日期負債淨額之賬面值，應佔商譽及匯兑儲備。上述交易並無產生稅項支出或撥回。

8. 認股權證屆滿時所得之溢利：－

於二零零零年十二月三十一日止年度，本公司按於二零零零年五月十五日每持有五股普通股獲發一份認股權證之基準發行價值557,006,000港元之1,856,688,098份認股權證，每份作價0.05港元。每份認股權證之持有人有權由發行日期至二零零三年六月六日（首尾兩日包括在內）止期間隨時以現金按每股0.30港元（可予以調整）之價格認購本公司之普通股一股。

於二零零三年十二月三十一日止年度，256,507份認股權證已獲行使以行使價每股0.3港元認購本公司256,507股普通股，而餘下尚未行使之1,856,409,741份認股權證已於二零零三年六月六日屆滿並且作廢，因此，認股權證儲備90,369,000港元獲調整至綜合收益表。

9. 稅項支出：－

	二零零四年 千港元	二零零三年 千港元
本年期稅項：		
於香港之利得稅	(13)	–
於中國之所得稅	(114)	(104)
於前年度撥備不足		
香港	–	(3)
中國	–	(229)
	(127)	(336)

香港利得稅乃根據本年度之估計應課稅溢利按17.5%之稅率計算。

於上年度並無任何應課稅溢利，故並無在財務報表上提撥香港利得稅撥備。

於其他司法權區產生之稅項已按有關司法權區之適用稅率計算。

10. 股息：－

	二零零四年 千港元	二零零三年 千港元
普通股：		
已付中期股息－每股0.01港元（二零零三年：0.01港元）	3,017	3,715
建議末期股息－每股0.04港元（二零零三年：0.04港元）	12,070	14,859

董事建議派發每股0.04港元之末期股息，此項建議尚待股東於股東大會上批准。

11. 每股盈利：－

每股基本及攤薄盈利乃根據下列數據計算：－

	二零零四年 千港元	二零零三年 千港元
計算每股基本及攤薄盈利所依據之盈利	203,274	292,078
	股份數目	股份數目
計算每股基本及攤薄盈利所依據之普通股份加權平均數	347,849,919	371,464,499

在計算二零零三年度每股攤薄盈利時，由於本公司尚未行使之認股權證之行使價均高於股份平均市價，因此假設本公司尚未行使之認股權證不獲行使。該等認股權證已於二零零三年六月屆滿並且作廢。

財務業績

本集團截至二零零四年十二月三十一日止年度之營業額增加71.7%至847,491,000港元（二零零三年：493,533,000港元），經營業務溢利增加26.3%至203,931,000港元（二零零三年：161,509,000港元）。隨著消費市道及股票市場的回升，此等顯著的增長主要有賴於本集團證券買賣活動的溢利以及成功的流動電話分銷業務。

本集團錄得截至二零零四年十二月三十一日止年度之溢利淨額減少30.4%至203,274,000港元（二零零三年：292,078,000港元），全因於回顧年度內並無任何特殊收益。於二零零三年出售附屬公司及認股權證屆滿總共錄得特殊收益131,478,000港元。由於本集團在年內實施股份購回計劃（在以下"財務資源、流動資金及股本結構"

由股東資金支付。於二零零四年十二月三十一日，本集團之流動資產淨值約為858,000,000港元（二零零三年十二月三十一日：671,000,000港元）。

於二零零四年，本集團從一項長期及須於二零零五年十月償還之信貸融資所提取之貸款為272,000,000港元。該筆貸款其後已於二零零四年七月全部償還。除上文所述者外，本集團其他借貸乃按短期方式安排，須於一年內償還並以若干投資物業、有價證券及銀行存款作抵押。於二零零四年十二月三十一日，本集團保持偏低之負債比率（二零零三年十二月三十一日：無），此乃按本集團借貸淨額（扣除現金及銀行結餘）相對股東資金之比例計算。

於回顧年度，本集團之資產、負債及交易均主要以港元、澳元、美元及馬來西亞林吉特為單位。由於屬短期性質，本集團以澳元為單位之資產及交易並無對沖風險。由於美元與馬來西亞林吉特於年內之匯率相對穩定，本集團並無重大外匯風險。

集團資產抵押

於二零零四年十二月三十一日，本集團分別以名下賬面值15,000,000港元（二零零三年十二月三十一日：11,350,000港元），631,924,000港元（二零零三年十二月三十一日：54,583,000港元）及15,182,000港元（二零零三年十二月三十一日：26,988,000港元）之投資物業，有價證券，銀行結餘和現金作為取得財務機構給予本集團信貸融資之抵押。

僱員

於二零零四年十二月三十一日，本集團僱用47名（二零零三年十二月三十一日：43名）僱員。本年度之僱員成本（不包括董事酬金）約為8,833,000港元（二零零三年：10,457,000港元）。本集團確保其僱員之薪酬與市場薪酬條件及個人表現相符，並與定期檢討的薪酬福利條件及薪酬政策相符。

除了薪金及銷售佣金外，在衡量本集團及個別員工的表現後，員工有可能獲發酌情支付的花紅。

展望

自二零零三年最後一季起，香港的經濟氣氛及消費者信心已有顯著改善。若來年有關情況持續改善，本集團對香港及中國的經濟前景以及商業與投資機會審慎樂觀。然而，本集團知悉向好的經濟前景可能受到因美國貿易及財政預算赤字、油價波動、利率上調以及本土與地區政治緊張局勢所產生之壓力而形成目前的不明朗因素所影響。

星光電訊預測，由於流動電話市場的競爭隨著3G服務推出後愈趨激烈，其銷售表現將會受到不利影響。同時預期，由於競爭越來越劇烈，價格及邊際溢利因而將會受到壓力。然而，藉著成功分銷innostream及NEC產品，星光電訊將會向3G流動電話製造商爭取獲得3G流動電話分銷權並尋求市場業務合作夥伴的機會，以開拓在這個不斷增長的市場之佔有率。星光電訊亦將繼續尋求其他具有良好潛力的流動電話及電子消費產品之分銷權，以提升其市場地位及進行產品多元化。星光電訊目前為Innostream產品於香港及澳門的獨家分銷商，並為NEC及阿爾卡特流動電話於香港及澳門的特許分銷商。

本集團將致力持續改善其業務之組織架構、經營效率以及成本效益。此外，本集團亦將繼續於中國、香港及亞太區，以及在分銷、零售、物業投資或發展等業務上尋找具吸引力的商業及投資機會以改善其利潤及提升股東之價值。

購買、出售及贖回上市證券

於二零零四年八月，本公司就一項由新鴻基國際有限公司代表本公司提出購回最多達74,300,000股股份之自願有條件現金購回建議（「購回建議」）按每股1.20港元以現金購回本公司股本中合共69,713,206股普通股股份。本公司根據購回建議所支付之總代價為83,660,000港元。

除上文所披露者外，本公司或其任何附屬公司於年度內概無購買、出售或贖回任何本公司之上市證券。

公司管治

最佳應用守則

董事認為，除本公司之獨立非執行董事並無特定委任期但須根據本公司之公司細則輪值告退外，本公司於截至二零零四年十二月三十一日止年度內已遵守香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）附錄14所載之最佳應用守則之規定。本公司參考香港會計師公會頒佈之「成立審核委員會之指引」及根據最佳應用守則第14段所載，於一九九九年一月二十九日設立審核委員會。

非執行董事獨立性之年度確認

本公司已接獲從每名獨立非執行董事根據上市規則第3.13條就彼等之獨立性作出之年度確認書。本公司認為所有獨立非執行董事均為獨立人士。

公眾持股量

本公司於截至二零零四年十二月三十一日止年度內維持足夠之公眾持股量。

在聯交所網頁上刊登全年業績

本集團截至二零零四年十二月三十一日止年度之年報已載有按上市規則附錄16第45(1)至45(3)段所規定之全部資料，並將於適當時間在聯交所之網頁上刊登。

本公司董事

於本公佈日，本公司之執行董事為莊淑婉女士、王炳忠拿督及江木賢先生，而本公司之獨立非執行董事為勞偉安先生、劉紹基先生及俞啟鎬先生。

承董事會命
主席
莊淑婉



COL Capital Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 383)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Board Room, 7th Floor, The Dynasty Club Limited, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Wednesday, 1 June 2005 at 10:00 a.m. for the following purposes:-

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and the Auditors for the year ended 31 December 2004.
2. To consider and, if thought fit, declare a final dividend.
3. To re-elect Directors and authorize the board of Directors (the "Board") to fix their remuneration.
4. To re-appoint Auditors and authorize the Board to fix their remuneration.
5. As special business, to consider and, if thought fit, pass the necessary resolutions with or without amendments granting a general mandate to the Directors:-
   i. to repurchase securities of the Company not exceeding 10% of its issued share capital as at the date of passing of the relevant resolution;
   ii. to issue additional securities of the Company not exceeding 20% of its issued share capital as at the date of passing of the relevant resolution; and
   iii. to extend the authority under sub-paragraph (ii) above by the addition thereto of such number of securities representing the aggregate nominal amount of capital of the Company repurchased pursuant to the authority under sub-paragraph (i) above.

The full text of the proposed resolutions referred to the above is available for inspection at the principal place of business of the Company in Hong Kong at 47/F., China Online Centre, 333 Lockhart Road, Wanchai, Hong Kong from the date hereof to the date of the Annual General Meeting and a circular containing the same will be delivered together with the 2004 Annual Report to the registered members of the Company.

By Order of the Board
Fung Ching Man, Ada
Company Secretary

Hong Kong, 29 April 2005

Notes:-

(i) Any member of the Company entitled to attend and vote at a meeting of the Company or a meeting of the holder of any class of shares in the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

(ii) The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal, or under the hand of an officer or attorney duly authorised.

(iii) The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the branch share registrars of the Company in Hong Kong, Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than forty-eight hours before the time for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid.

As at the date of this announcement, the executive directors of the Company are Ms. Chong Sok Un, Dato' Wong Peng Chong and Mr. Kong Muk Yin and the independent non-executive directors of the Company are Messrs. Lo Wai On, Lau Siu Ki, Kevin and Yu Qi Hao.



COL Capital Limited
中國網絡資本有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：383)

股東週年大會通告

茲通告本公司謹訂於二零零五年六月一日（星期三）上午十時正假座香港灣仔港灣道1號會展廣場西南座皇朝會7樓會議廳舉行股東週年大會，藉以討論下列事項：一

1. 省覽及考慮截至二零零四年十二月三十一日止年度之經審核財務報告與董事會報告書及核數師報告書。
2. 考慮並酌情宣派末期股息。
3. 重選董事並授權董事會（「董事會」）釐定其酬金。
4. 重新委聘核數師並授權董事會釐定其酬金。
5. 作為特別事項，考慮並酌情通過所需決議案（不論有否修訂），授予董事一般授權：一
   i. 以購回不超過有關決議案獲通過當日本公司已發行股本10%之證券；
   ii. 以發行不超過有關決議案獲通過當日本公司已發行股本20%之額外證券；及
   iii. 以擴大上文(ii)項之授權，方式為在當中加入相當於根據上文(i)項授權所購回股本面值總額之證券數目。

上述將提呈決議案之全文於本通告之日期起至股東週年大會舉行日期止，在本公司之香港主要營業地點香港灣仔駱克道333號中國網絡中心47樓可供查閱，而載有決議案全文之通函將連同二零零四年年報一同寄發予本公司註冊股東。

承董事會命
公司秘書
馮靖文

香港，二零零五年四月二十九日

附註：一

(i) 凡有權出席本公司大會或本公司任何類別股份持有人大會及投票之本公司股東，均有權委任他人為其代表，代其出席及投票。受委代表毋須為本公司股東。股東可委任超過一位代表出席同一大會。

(ii) 委任代表之文件須由委任人或獲委任人以書面正式授權之授權人親筆簽署，如委任人為公司，則須加蓋公司印鑑或由公司負責人或獲正式授權之授權人親筆簽署。

(iii) 委任代表之文件連同經簽署之授權書或其他授權文件（如有）或經公證人證明之授權書或授權文件副本，最遲須於名列該文件人士擬投票之大會或續會之指定舉行時間四十八小時前，送達本公司之股份過戶登記處香港分處登捷時有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，逾期無效。

於本公佈日，本公司之執行董事為莊淑涴女士、王炳忠拿督及江木賢先生，而本公司之獨立非執行董事為勞偉安先生、劉紹基先生及俞啟鎬先生。

* *中文名稱僅供識別*